UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010.

Commission File Number 333-170434

Chuo Mitsui Trust Holdings, Inc.

(Translation of registrant’s name into English)

33-1, Shiba, 3-chome

Minato-ku, Tokyo 105-8574

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

This report on Form 6-K contains the following:

1.	Press release dated November 12, 2010: Consolidated Financial Statements for the 2nd Quarter (1st Half) of Fiscal Year 2010 [under Japanese GAAP]

2.	Press release dated November 12, 2010: Reference Material for Financial Statements First Half FY2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chuo Mitsui Trust Holdings, Inc.
Date: November 12, 2010

	By:	/s/ MASARU HASHIMOTO
	Name:	Masaru Hashimoto
	Title:	Senior Executive Officer

Chuo Mitsui Trust Holdings, Inc.

Consolidated Financial Statements for the 2nd Quarter (1st Half) of Fiscal Year 2010 [under Japanese GAAP]

November 12, 2010

33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574 Japan

Stock Exchange Listings: Tokyo, Osaka, Nagoya

Securities Code: 8309

(URL http://www.chuomitsui.jp/)

President: Kazuo Tanabe

<Note>Amounts less than one million yen are rounded down

1.	Consolidated Financial Highlights for the 2nd Quarter (1st Half) of Fiscal Year 2010 (from April 1, 2010 to September 30, 2010)

(1) Operating Results (%: Change from the same period in the previous year)

	Ordinary Income		Ordinary Profit		Net Income
	million yen	%	million yen	%	million yen	%
1st Half FY 2010	179,238	(1.4)	50,104	45.7	32,071	68.0
1st Half FY 2009	181,802	(13.4)	34,392	27.8	19,088	38.4

	Net Income per Common Share (Basic)	Net Income per Common Share (Diluted)
	yen	yen
1st Half FY 2010	19.34	—
1st Half FY 2009	14.41	—

Note: Net Income per Common Share (Diluted) was not stated as there were no potential dilutive securities.

(2) Financial Conditions

	Total Assets	Net Assets	Net Assets Ratio	Net Assets per Common Share	Consolidated Capital Adequacy Ratio (Uniform domestic standard)
As of	million yen	million yen	%	yen	%
September 30, 2010	14,265,161	850,115	4.6	399.73	15.02
March 31, 2010	14,977,966	846,556	4.4	397.69	13.80

(Reference) Shareholders’ equity as of September 30, 2010: 662,782 million yen; as of March 31, 2010: 659,394 million yen

Note1:	Net assets ratio = {(Net assets - Minority interest)/Total assets} ×100

Note2:	Consolidated Capital Adequacy Ratio (Uniform domestic standard) is calculated based on the “Standards for Bank Holding Company to Examine the Adequacy of Its Capital Based on Assets, etc. Held by It and Its Subsidiaries Pursuant to Article 52-25 of Banking Act” (Notification 20 issued by the Japanese Financial Services Agency in 2006).

The ratio as of September 30, 2010 is the preliminary figure for immediate release purposes.

2. Dividends

Record Date	1st Quarter-end	2nd Quarter-end	3rd Quarter-end	Fiscal Year-end	Annual
	yen	yen	yen	yen	yen
FY 2009	—	0.00	—	8.00	8.00
FY 2010	—	4.00
FY 2010 (Outlook)			—	4.00	8.00

Note: There are no changes in the estimated figures in this quarter.

3. Outlook for Fiscal Year 2010 (from April 1, 2010 to March 31, 2011)

(%: Change from the same period in the previous year)

	Ordinary Income		Ordinary Profit		Net Income		Net Income per Common Share
	million yen	%	million yen	%	million yen	%	yen
Annual	360,000	(1.5)	90,000	7.9	50,000	6.8	30.15

Note: Revision of the outlook in this quarter: None

4. Others

(1) Changes in significant Subsidiaries and Affiliates (Specified Subsidiary): None

(2)	Changes in accounting principles, procedures, and presentation rules:

1)	Changes due to revision of the accounting standards: Yes

2)	Changes other than those in item 1): None

(3) Number of shares of common stock outstanding :

1)	Number of shares of common stock outstanding (including treasury stock)
September 30, 2010: 1,658,426,267 shares; March 31, 2010: 1,658,426,267 shares

2)	Number of shares of treasury stock
September 30, 2010: 378,777 shares; March 31, 2010: 366,149 shares

3)	Average number of shares of common stock outstanding (for the 1st Half of Fiscal Year)
1st Half FY 2010: 1,658,055,685 shares; 1st Half FY 2009: 1,324,179,541 shares

(Summary of Non-consolidated Financial Results)

1.	Non-consolidated Financial Highlights for the 2nd Quarter (1st Half) of Fiscal Year 2010 (from April 1, 2010 to September 30, 2010)

(1) Operating Results (%: Change from the same period in the previous year)

	Operating Income		Operating Profit		Ordinary Profit		Net Income		Net Income per Common Share
	million yen	%	million yen	%	million yen	%	million yen	%	yen
1st Half FY 2010	20,512	77.7	15,230	148.6	13,315	118.8	13,031	114.6	7.85
1st Half FY 2009	11,543	(26.4)	6,126	(46.8)	6,084	(46.7)	6,073	(46.8)	4.58

(2) Financial Conditions

As of	Total Assets	Net Assets	Net Assets Ratio	Net Assets per Common Share
	million yen	million yen	%	yen
September 30, 2010	804,723	612,138	76.1	369.19
March 31, 2010	805,149	612,375	76.1	369.33

(Reference) Shareholders’ equity as of September 30, 2010: 612,138 million yen; as of March 31, 2010: 612,375 million yen

Note: Net assets ratio = (Net assets /Total assets)×100

3. Outlook for Fiscal Year 2010 (from April 1, 2010 to March 31, 2011)

(%: Change from the same period in the previous year)

	Operating Income		Operating Profit		Ordinary Profit		Net Income		Net Income per Common Share
	million yen	%	million yen	%	million yen	%	million yen	%	yen
Annual	22,000	61.2	12,000	286.3	10,000	337.9	9,000	214.1	5.43

Indication regarding implementation status for interim audit procedure

At the time of this financial statement disclosure, procedure to audit the interim financial statement in accordance with the Financial Instruments and Exchange Act has not been completed yet.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forecasts for the fiscal year ending March 31, 2011 and other forward-looking statements that reflect the plans and expectations of Chuo Mitsui Trust Holdings, Inc. Actual results may differ materially from the forecasts and other forward-looking statements in this document due to various factors, including but not limited to, changes in interest rates, stock or other market risks and the condition of the Japanese economy.

[Table of Contents of accompanying material]

1. Qualitative information regarding consolidated financial statements for 1st Half FY 2010

(1) Qualitative information regarding consolidated operating results

(2) Qualitative information regarding consolidated financial conditions

(3) Qualitative information regarding consolidated outlook

2. Others

(1) Changes in significant Subsidiaries and Affiliates (Specified Subsidiary)

(2) Changes in accounting principles, procedures, and presentation rules

3. Consolidated financial statements

(1) Consolidated Balance Sheets

(2) Consolidated Statements of Income

(3) Consolidated Statements of Changes in Net Assets

(4) Note for Going-Concern Assumption

4. Non-consolidated financial statements

(1) Non-consolidated Balance Sheets

(2) Non-consolidated Statements of Income

(3) Non-consolidated Statements of Changes in Net Assets

(4) Note for Going-Concern Assumption

There will be analyst meeting regarding the financial results of 1st Half FY 2010.

1. Qualitative information regarding consolidated financial statements for 1st Half FY 2010

(1) Qualitative information regarding consolidated operating results

With respect to the economic conditions during this period, economic recovery in U.S. or other developed countries remained sluggish, and the pace of economic recovery in developing countries such as China slowed down slightly. In Japan, economic condition has shown a gradual recovery trend. However, outlook for the economic conditions has become unclear since the appreciation of the Japanese yen against foreign currencies has developed and the growth in exports and production has slowed down.

In the financial markets, short-term interest rates (overnight call rates) hovered around the Bank of Japan’s target rate of 0.1%. Since concerns about the global economic uncertainty led to a withdrawal from risk assets, long-term interest rates fell to 0.9% level, for the first time since August 2003, from a 1.3% range at the beginning of the period.

The Nikkei Stock Average dropped from the 11,000 level at the beginning of the period, finishing at the 9,300 level. In the foreign exchange market, the yen trended higher against the dollar, rising from the ¥93 range in early April to the ¥83 range at the end of the period.

In these economic and financial conditions, each of our group companies – The Chuo Mitsui Trust and Banking Company, Limited, focusing on the retail trust, banking, real estate, and transfer agency businesses; Chuo Mitsui Asset Trust and Banking Company, Limited, focusing on the pension trust and securities trust businesses; Chuo Mitsui Asset Management Company, Limited, focusing on the investment trust business; and Chuo Mitsui Capital Company Limited, focusing on the private equity fund management business – has deployed various initiatives in keeping with our fundamental policy of “accumulating profits of all operating departments at each group subsidiary in order to enhance the gross operating profit.”

Regarding our consolidated 1st Half operating results, ordinary income increased by ¥15.7 billion year on year to ¥50.1 billion and net income increased by ¥12.9 billion to ¥32.0 billion mainly due to steady increase in market related income and decrease in new non-performing loan at our bank subsidiaries.

Our consolidated capital adequacy ratio (Domestic Standard) was 15.02% (preliminary). The table below shows the progression of our capital adequacy ratio, including this period.

Reference Date	End FY 2007	End FY 2008	End FY 2009	End 1st Half FY 2010
Capital Adequacy Ratio*	13.84%	12.05%	13.80%	15.02 (preliminary	% )

*	Since the fiscal year ended March 2007, our consolidated capital adequacy ratio (domestic standard) has been calculated in accordance with the “Standard for Consolidated Capital Adequacy Ratio of Banking Holding Company under Article 52-25 of the Banking Act” (the Notification of the Financial Service Agency No. 20 of 2006).

(2) Qualitative information regarding consolidated financial conditions

Regarding our consolidated assets and liabilities, total assets decreased by ¥712.8 billion during this period to ¥14,265.1 billion as of September 30, 2010, of which loans and bills discounted decreased by ¥74.0 billion to ¥8,867.9 billion, and securities decreased by ¥459.4 billion to ¥4,066.1 billion. Deposits increased by ¥172.5 billion during this period to ¥8,932.4 billion as of September 30, 2010.

(3) Qualitative information regarding consolidated outlook

Consolidated net income for the 1st half of fiscal year 2010 reached to approximately 64% to the outlook for the consolidated results for the current fiscal year which was announced on May 14, 2010, mainly due to the steady accumulation of market related income and decrease in credit costs. However, as the future business environments should be carefully watched for, there is no change in outlook for consolidated results for the current fiscal year.

2. Others

(1)	Changes in significant Subsidiaries and Affiliates (Specified Subsidiary): None

(2)	Changes in accounting principles, procedures, and presentation rules:

a) Adoption of “Accounting Standard for Equity Method of Accounting for Investments” and “Practical Solution for Unification of Accounting Policies Applied to Associates Accounted for Using the Equity Method”

We have adopted “Accounting Standard for Equity Method of Accounting for Investments” (ASBJ Statement No. 16, March 10, 2008) and “Practical Solution for Unification of Accounting Policies Applied to Associates Accounted for Using the Equity Method” (PITF No. 24, March 10, 2008) from the consolidated accounting period ended September 30, 2010.

There was no effect on financial statements with regard to this adoption.

b) Adoption of “Accounting Standards for Asset Retirement Obligations”

We have adopted “Accounting Standards for Asset Retirement Obligations” (ASBJ Statement No. 18, March 31, 2008) and “Implementation Guidance for Asset Retirement Obligations” (ASBJ Guidance No. 21, March 31, 2008) from the consolidated accounting period ended September 30, 2010. As a result, Ordinary Profit and income before income taxes decreased by ¥13 million and ¥238 million, respectively. With regard to this adoption, the amount of asset retirement obligations increased ¥418 million.

Chuo Mitsui Trust Holdings, Inc.

Consolidated Balance Sheets

	As of September 30, 2010	As of March 31, 2010
	(in millions of yen)
Assets
Cash and due from banks	229,583	262,240
Call loans and bills bought	5,056	9,884
Receivables under securities borrowing transactions	11,938	1,521
Monetary claims bought	97,510	98,818
Trading assets	18,929	22,778
Money held in trust	2,270	2,234
Securities	4,066,192	4,525,683
Loans and bills discounted	8,867,944	8,941,948
Foreign exchanges	716	767
Other assets	333,489	446,145
Tangible fixed assets	125,546	126,000
Intangible fixed assets	57,929	58,940
Deferred tax assets	142,725	150,296
Customers’ liabilities for acceptances and guarantees	352,067	384,117
Allowance for loan losses	(46,739)	(53,410)

Total assets	14,265,161	14,977,966

Liabilities
Deposits	8,932,458	8,759,917
Negotiable certificates of deposit	271,170	327,190
Call money and bills sold	274,493	306,161
Payables under securities lending transactions	1,638,268	1,702,697
Trading liabilities	8,538	7,911
Borrowed money	445,874	1,217,246
Foreign exchanges	—	21
Bonds payable	227,741	234,750
Due to trust accounts	873,256	995,612
Other liabilities	367,455	170,887
Provision for bonuses	3,140	3,160
Provision for retirement benefits	2,752	2,662
Provision for directors’ retirement benefits	1,292	1,704
Provision for contingent losses	13,230	12,022
Deferred tax liabilities	3,307	5,346
Acceptances and guarantees	352,067	384,117

Total liabilities	13,415,045	14,131,410

Net assets
Capital stock	261,608	261,608
Retained earnings	396,425	377,619
Treasury stock	(272)	(270)
Shareholders’ equity	657,761	638,957
Valuation difference on available-for-sale securities	17,750	35,002
Deferred gains or losses on hedges	4,805	2,705
Revaluation reserve for land	(15,532)	(15,532)
Foreign currency translation adjustment	(2,002)	(1,738)

Valuation and translation adjustments	5,021	20,436

Minority interests	187,333	187,161

Total net assets	850,115	846,556

Total liabilities and net assets	14,265,161	14,977,966

<Note>Amounts less than one million yen are rounded down.

Chuo Mitsui Trust Holdings, Inc.

Consolidated Statements of Income

	1st Half FY 2010	1st Half FY 2009
	(in millions of yen)
Ordinary income	179,238	181,802
Trust fees	23,372	26,543
Interest income	81,042	91,715
Interest on loans and discounts	54,658	62,187
Interest and dividends on securities	23,616	28,059
Fees and commissions	43,193	39,302
Trading income	1,494	926
Other ordinary income	23,567	15,002
Other income	6,567	8,311
Ordinary expenses	129,133	147,410
Interest expenses	30,752	35,696
Interest on deposits	21,038	22,821
Fees and commissions payments	10,549	9,420
Trading expenses	40	—
Other ordinary expenses	4,852	3,355
General and administrative expenses	69,713	75,070
Other expenses	13,224	23,868

Ordinary profit	50,104	34,392

Extraordinary income	7,503	1,913
Gain on disposal of noncurrent assets	13	209
Reversal of allowance for loan losses	5,815	—
Recoveries of written-off claims	1,675	940
Reversal of allowance for contingent losses	—	762
Extraordinary loss	2,774	201
Loss on disposal of noncurrent assets	161	201
Management integration expenses	2,132	—
Other	481	—

Income before income taxes	54,833	36,104

Income taxes-current	3,621	4,182
Income taxes-deferred	15,175	9,016

Total income taxes	18,796	13,199

Income before minority interests in income	36,037

Minority interests in income	3,965	3,815

Net income	32,071	19,088

<Note>Amounts less than one million yen are rounded down.

Chuo Mitsui Trust Holdings, Inc.

Consolidated Statements of Changes in Net Assets

	1st Half FY 2010	1st Half FY 2009
	(in millions of yen)
Shareholders’ equity:
Capital stock
Balance at the end of previous period	261,608	261,608
Changes of items during the period:
Total changes of items during the period	—	—

Balance at the end of the current period	261,608	261,608

Retained earnings:
Balance at the end of previous period	377,619	338,564
Changes of items during the period:
Dividends from surplus	(13,264)	(7,765)
Net income	32,071	19,088
Disposal of treasury stock	(1)	(3)

Total changes of items during the period	18,805	11,319

Balance at the end of the current period	396,425	349,883

Treasury stock:
Balance at the end of previous period	(270)	(262)
Changes of items during the period:
Acquisition of treasury stock	(5)	(8)
Disposal of treasury stock	3	6

Total changes of items during the period	(2)	(2)

Balance at the end of the current period	(272)	(264)

Total shareholders’ equity
Balance at the end of previous period	638,957	599,910
Changes of items during the period:
Dividends from surplus	(13,264)	(7,765)
Net income	32,071	19,088
Acquisition of treasury stock	(5)	(8)
Disposal of treasury stock	1	2

Total changes of items during the period	18,803	11,317

Balance at the end of the current period	657,761	611,227

Valuation and translation adjustments:
Valuation difference on available-for-sale securities:
Balance at the end of previous period	35,002	(83,325)
Changes of items during the period:
Net changes of items other than shareholders’ equity	(17,251)	130,700

Total changes of items during the period	(17,251)	130,700

Balance at the end of the current period	17,750	47,374

Deferred gains or losses on hedges:
Balance at the end of previous period	2,705	2,406
Changes of items during the period:
Net changes of items other than shareholders’ equity	2,100	(1,333)

Total changes of items during the period	2,100	(1,333)

Balance at the end of the current period	4,805	1,073

	1st Half FY 2010	1st Half FY 2009
	(in millions of yen)
Revaluation reserve for land:
Balance at the end of previous period	(15,532)	(15,532)
Changes of items during the period:
Total changes of items during the period	—	—

Balance at the end of the current period	(15,532)	(15,532)

Foreign currency translation adjustments:
Balance at the end of previous period	(1,738)	(2,045)
Changes of items during the period:
Net changes of items other than shareholders’ equity	(264)	581

Total changes of items during the period	(264)	581

Balance at the end of the current period	(2,002)	(1,464)

Total valuation and translation adjustments:
Balance at the end of previous period	20,436	(98,497)
Changes of items during the period:
Net changes of items other than shareholders’ equity	(15,415)	129,948

Total changes of items during the period	(15,415)	129,948

Balance at the end of the current period	5,021	31,450

Minority interests:
Balance at the end of previous period	187,161	187,041
Changes of items during the period:
Net changes of items other than shareholders’ equity	172	46

Total changes of items during the period	172	46

Balance at the end of the current period	187,333	187,088

Total net assets:
Balance at the end of previous period	846,556	688,455
Changes of items during the period:
Dividends from surplus	(13,264)	(7,765)
Net income	32,071	19,088
Acquisition of treasury stock	(5)	(8)
Disposal of treasury stock	1	2
Net changes of items other than shareholders’ equity	(15,243)	129,994

Total changes of items during the period	3,559	141,312

Balance at the end of the current period	850,115	829,767

<Note>Amounts less than one million yen are rounded down.

Note for the Going-Concern Assumption

There are no corresponding items.

Chuo Mitsui Trust Holdings, Inc.

Non-consolidated Balance Sheets

	As of September 30, 2010	As of March 31, 2010
	(in millions of yen)
Assets
Current assets
Cash and due from banks	1,410	1,922
Securities	32,000	35,000
Income taxes refunds receivable	3,415	2,024
Other current assets	2,071	316

Total current assets	38,897	39,263

Non-current assets
Tangible fixed assets	1	1
Intangible fixed assets	3	4
Investments and other assets	765,821	765,879
Investments in subsidiaries and affiliates(Stocks)	764,391	764,406
Other investments	1,429	1,473

Total non-current assets	765,826	765,885

Total assets	804,723	805,149

Liabilities
Current liabilities
Provision for bonuses	85	80
Other liabilities	1,501	1,588

Total current liabilities	1,587	1,668

Non-current liabilities
Bonds payable	189,700	189,700
Provision for retirement benefits	1,097	1,041
Provision for directors’ retirement benefits	200	363

Total non-current liabilities	190,997	191,105

Total liabilities	192,585	192,774

Net assets
Shareholders’ equity
Capital stock	261,608	261,608
Capital surplus
Legal capital surplus	65,411	65,411
Other capital surplus	53,255	53,257

Total capital surplus	118,666	118,668

Retained earnings
Other retained earnings	232,135	232,368
Retained earnings brought forward	232,135	232,368

Total retained earnings	232,135	232,368

Treasury stock	(272)	(270)

Total shareholders’ equity	612,138	612,375

Total net assets	612,138	612,375

Total liabilities and net assets	804,723	805,149

<Note>Amounts less than one million yen are rounded down.

Chuo Mitsui Trust Holdings, Inc.

Non-consolidated Statements of Income

	1st Half FY 2010	1st Half FY 2009
	(in millions of yen)
Operating income
Dividends received from subsidiaries	17,068	10,017
Fees and commissions received from subsidiaries	3,444	1,525

Total operating income	20,512	11,543

Operating expenses
Interest on bonds	3,783	3,905
General and administrative expenses	1,498	1,511

Total operating expenses	5,281	5,417

Operating profit	15,230	6,126

Non-operating income	32	44
Non-operating expenses	1,947	85

Ordinary profit	13,315	6,084

Extraordinary income	22	—

Income before income taxes	13,338	6,084

Income taxes
Income taxes-current	1	1
Income taxes-deferred	305	9

Total income taxes	307	11

Net income	13,031	6,073

<Note>Amounts less than one million yen are rounded down.

Chuo Mitsui Trust Holdings, Inc.

Non-consolidated Statements of Changes in Net Assets

	1st Half FY 2010	1st Half FY 2009
	(in millions of yen)
Shareholders’ equity:
Capital stock
Balance at the end of previous period	261,608	261,608
Changes of items during the period:
Total changes of items during the period	—	—

Balance at the end of the current period	261,608	261,608

Capital surplus:
Legal capital surplus:
Balance at the end of previous period	65,411	65,411
Changes of items during the period:
Total changes of items during the period	—	—

Balance at the end of the current period	65,411	65,411

Other capital surplus:
Balance at the end of previous period	53,257	53,262
Changes of items during the period:
Disposal of treasury stock	(1)	(3)

Total changes of items during the period	(1)	(3)

Balance at the end of the current period	53,255	53,258

Total capital surplus:
Balance at the end of previous period	118,668	118,673
Changes of items during the period:
Disposal of treasury stock	(1)	(3)

Total changes of items during the period	(1)	(3)

Balance at the end of the current period	118,666	118,670

Retained earnings:
Other retained earnings:
Balance at the end of previous period	232,368	237,268
Changes of items during the period:
Dividends from surplus	(13,264)	(7,765)
Net income	13,031	6,073

Total changes of items during the period	(233)	(1,692)

Balance at the end of the current period	232,135	235,576

Total retained earnings:
Balance at the end of previous period	232,368	237,268
Changes of items during the period:
Dividends from surplus	(13,264)	(7,765)
Net income	13,031	6,073

Total changes of items during the period	(233)	(1,692)

Balance at the end of the current period	232,135	235,576

Treasury stock:
Balance at the end of previous period	(270)	(262)
Changes of items during the period:
Acquisition of treasury stock	(5)	(8)
Disposal of treasury stock	3	6

Total changes of items during the period	(2)	(2)

Balance at the end of the current period	(272)	(264)

	1st Half FY 2010	1st Half FY 2009
	(in millions of yen)
Total shareholders’ equity
Balance at the end of previous period	612,375	617,289
Changes of items during the period:
Dividends from surplus	(13,264)	(7,765)
Net income	13,031	6,073
Acquisition of treasury stock	(5)	(8)
Disposal of treasury stock	1	2

Total changes of items during the period	(237)	(1,698)

Balance at the end of the current period	612,138	615,591

Total net assets:
Balance at the end of previous period	612,375	617,289
Changes of items during the period:
Dividends from surplus	(13,264)	(7,765)
Net income	13,031	6,073
Acquisition of treasury stock	(5)	(8)
Disposal of treasury stock	1	2

Total changes of items during the period	(237)	(1,698)

Balance at the end of the current period	612,138	615,591

<Note>Amounts less than one million yen are rounded down.

Note for the Going-Concern Assumption

There are no corresponding items.

Reference Material for

Financial Statements

First Half FY2010

November 12, 2010

[Table of Contents]

“CMTH”	:	Chuo Mitsui Trust Holdings, Inc.
“CMTB”	:	The Chuo Mitsui Trust & Banking Co., Ltd.
“CMAB”	:	Chuo Mitsui Asset Trust & Banking Co., Ltd.
“CMTB+CMAB”	:	Combined totals for “CMTB” and “CMAB”, Non-consolidated

This press release contains forward-looking statements regarding the company's financial condition and future results of operations, which are based upon the company's currently available data and certain assumptions considered rational. Such forward-looking statements are subject to risks, uncertainties and assumptions, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.

Chuo Mitsui Trust Holdings, Inc.

The Point of Explanation

I Summary of Business Results for First Half FY2010

1. Summary of Profit and Loss

(1) CMTH, Non-consolidated

	(Billions of yen)
	No.	1H FY2010	Change	1H FY2009	1H FY2010 Outlook [Note1]
Operating income	1	20.5	8.9	11.5	20.0
Operating profit	2	15.2	9.1	6.1	15.0
Ordinary profit	3	13.3	7.2	6.0	13.0
Net income	4	13.0	6.9	6.0	13.0
Dividends per share: Common stock	5	4.00 yen	4.00 yen	—	4.00 yen

(2) CMTH, Consolidated

	(Billions of yen)
	No.	1H FY2010	Change	1H FY2009	1H FY2010 Outlook [Note2]
Ordinary income	6	179.2	(2.5)	181.8	180.0
Ordinary profit	7	50.1	15.7	34.3	50.0
Net income	8	32.0	12.9	19.0	31.0

Number of Subsidiaries and Affiliates	(Number of companies)
	No.	End-Sep.2010	Change	End-Sep.2009
Consolidated subsidiaries	9	25	1	24
Equity method affiliates	10	4	—	4

(3) CMTB+CMAB, Non-consolidated

	(Billions of yen)
	No.	1H FY2010	Change	1H FY2009	1H FY2010 Outlook [Note2]
Pre-provision profit	11	59.3	1.9	57.3	59.0
Ordinary profit	12	48.1	12.0	36.1	48.0
Net income	13	36.4	11.6	24.8	36.0

[Note1] Previously announced on May 14, 2010

[Note2] Previously announced on October 14, 2010

Chuo Mitsui Trust Holdings, Inc.

2. Summary of Profit and Loss of Two Bank Subsidiaries

		(Billions of yen)
		No.	CMTB+CMAB
			1H FY2010	Change	1H FY2009
Gross operating profit		1	115.6	(0.6)	116.2
<Gross operating profit after trust account credit costs>	(1-24)	2	<115.6>	<1.6>	<114.0>
Banking business related profit		3	53.5	(11.2)	64.7
Net interest income		4	49.3	(5.7)	55.1
Domestic		5	39.3	(5.0)	44.4
International		6	10.0	(0.6)	10.7
Fees on loan trusts and JOMTs before trust account credit costs		7	4.1	(5.4)	9.6
Asset management business profit		8	42.0	3.0	38.9
Net fees and commissions		9	22.7	3.0	19.7
Trust fees		10	19.2	0.0	19.2
Net trading profit		11	1.4	0.5	0.9
Net other operating profit		12	18.7	7.0	11.6
Net bond related profit		13	19.3	12.1	7.2
Profit on derivatives		14	(0.5)	(3.1)	2.5
Operating expenses	(minus)	15	56.3	(2.5)	58.9
Personnel related costs	(minus)	16	25.0	(2.9)	28.0
Net periodic retirement benefit costs	(minus)	17	(1.2)	(3.4)	2.1
Non-personnel related costs	(minus)	18	28.6	0.3	28.2
Business taxes	(minus)	19	2.7	0.0	2.7
Pre-provision profit	(1-15)	20	59.3	1.9	57.3
<Excluding net bond related profit>	(20-13)	21	<39.9>	<(10.1)>	<50.1>
Provision for general allowance for credit losses	(minus)	22	—	1.1	(1.1)
Net operating profit before trust account credit costs	(20-22)	23	59.3	0.7	58.5
Trust account credit costs	(minus)	24	—	(2.2)	2.2
Net operating profit	(20-22-24)	25	59.3	3.0	56.2
Net other profit		26	(11.1)	9.0	(20.1)
Net stock related profit		27	1.5	(2.0)	3.5
Losses on devaluation of stock		28	(1.3)	(0.2)	(1.1)
Banking account credit costs	(minus)	29	0.8	(9.0)	9.9
Ordinary profit		30	48.1	12.0	36.1
Extraordinary profit		31	5.5	4.1	1.4
Reversal of allowance for loan losses		32	6.9	6.9	—
Net income before income tax		33	53.7	16.1	37.5
Income taxes-current	(minus)	34	2.6	(0.8)	3.4
Income taxes-deferred	(minus)	35	14.7	5.3	9.3
Net income		36	36.4	11.6	24.8
[Note]JOMT:Jointly-operated money trust

Credit costs	(22+24+29-32) (minus)	37	(6.1)	(17.1)	11.0

Overhead Ratio	(15 / 1)	38	48.7%	(1.9)%	50.7%

Chuo Mitsui Trust Holdings, Inc.

<Reference>

		(Billions of yen)
		No.	CMTB, Non-consolidated			CMAB, Non-consolidated
			1H FY2010	Change	1H FY2009	1H FY2010	Change	1H FY2009
Gross operating profit		1	100.8	0.7	100.0	14.8	(1.4)	16.2
<Gross operating profit after trust account credit costs>	(1-24)	2	<100.8>	<3.0>	<97.8>	<14.8>	<(1.4)>	<16.2>
Banking business related profit		3	53.4	(11.2)	64.7	0.0	(0.0)	0.0
Net interest income		4	49.3	(5.7)	55.1	0.0	(0.0)	0.0
Domestic		5	39.3	(5.0)	44.3	0.0	(0.0)	0.0
International		6	10.0	(0.6)	10.7	—	—	—
Fees on loan trusts and JOMTs before trust account credit costs		7	4.1	(5.4)	9.6	—	—	—
Asset management business profit		8	27.1	4.4	22.7	14.8	(1.3)	16.1
Net fees and commissions		9	25.4	4.4	20.9	(2.7)	(1.4)	(1.2)
Trust fees		10	1.7	(0.0)	1.7	17.5	0.0	17.4
Net trading profit		11	1.4	0.5	0.9	—	—	—
Net other operating profit		12	18.7	7.0	11.6	—	—	—
Net bond related profit		13	19.3	12.1	7.2	—	—	—
Profit on derivatives		14	(0.5)	(3.1)	2.5	—	—	—
Operating expenses	(minus)	15	48.7	(2.4)	51.1	7.6	(0.1)	7.8
Personnel related costs	(minus)	16	21.4	(2.7)	24.1	3.5	(0.2)	3.8
Net periodic retirement benefit costs	(minus)	17	(1.2)	(3.0)	1.7	(0.0)	(0.4)	0.4
Non-personnel related costs	(minus)	18	24.6	0.2	24.3	3.9	0.0	3.8
Business taxes	(minus)	19	2.6	0.0	2.6	0.0	(0.0)	0.0
Pre-provision profit	(1-15)	20	52.1	3.1	48.9	7.1	(1.2)	8.3
<Excluding net bond related profit>	(20-13)	21	<32.8>	<(8.9)>	<41.7>	<7.1>	<(1.2)>	<8.3>
Provision for general allowance for credit losses	(minus)	22	—	1.1	(1.1)	—	—	—
Net operating profit before trust account creditcosts	(20-22)	23	52.1	2.0	50.1	7.1	(1.2)	8.3
Trust account credit costs	(minus)	24	—	(2.2)	2.2	—	—	—
Net operating profit	(20-22-24)	25	52.1	4.2	47.8	7.1	(1.2)	8.3
Net other profit		26	(9.8)	8.7	(18.5)	(1.2)	0.2	(1.5)
Net stock related profit		27	1.5	(2.0)	3.5	—	—	—
Losses on devaluation of stock		28	(1.3)	(0.2)	(1.1)	—	—	—
Banking account credit costs	(minus)	29	0.8	(9.0)	9.9	—	—	—
Ordinary profit		30	42.3	13.0	29.2	5.8	(1.0)	6.8
Extraordinary profit		31	5.8	4.3	1.4	(0.2)	(0.2)	(0.0)
Reversal of allowance for loan losses		32	6.9	6.9	—	—	—	—
Net income before income tax		33	48.1	17.4	30.7	5.5	(1.2)	6.8
Income taxes-current	(minus)	34	0.0	(0.0)	0.0	2.5	(0.7)	3.3
Income taxes-deferred	(minus)	35	15.0	5.1	9.9	(0.2)	0.2	(0.5)
Net income		36	33.0	12.3	20.7	3.3	(0.7)	4.0

Credit costs	(22+24+29-32) (minus)	37	(6.1)	(17.1)	11.0	—	—	—

Chuo Mitsui Trust Holdings, Inc.

3. Capital Adequacy Ratio [Domestic Standard] [Preliminary]

(1) CMTH, Consolidated

		(Billions of yen, %)
	No.	End-Sep. 2010 (A)	(A-B)	(A-C)	End-Mar. 2010 (B)	End-Sep. 2009 (C)
Total capital	1	1,068.9	30.3	74.8	1,038.6	994.1
Tier1	2	775.4	33.0	63.3	742.4	712.0
Risk-weighted assets	3	7,116.9	(409.0)	(944.5)	7,526.0	8,061.5
Capital adequacy ratio	4	15.02	1.22	2.69	13.80	12.33
Tier 1 ratio	5	10.89	1.03	2.06	9.86	8.83

(2) CMTB, Non-consolidated

		(Billions of yen , %)
	No.	End-Sep. 2010 (A)	(A-B)	(A-C)	End-Mar. 2010 (B)	End-Sep. 2009 (C)
Total capital	6	1,007.7	40.5	95.6	967.1	912.0
Tier1	7	718.1	43.8	85.3	674.3	632.7
Risk-weighted assets	8	7,015.6	(399.3)	(906.5)	7,414.9	7,922.2
Capital adequacy ratio	9	14.36	1.32	2.85	13.04	11.51
Tier 1 ratio	10	10.23	1.14	2.25	9.09	7.98

(3) CMAB, Non-consolidated

		(Billions of ye n, %)
	No.	End-Sep. 2010 (A)	(A-B)	(A-C)	End-Mar. 2010 (B)	End-Sep. 2009 (C)
Total capital	11	38.5	3.3	(0.4)	35.2	39.0
Tier1	12	38.5	3.3	(0.4)	35.2	39.0
Risk-weighted assets	13	116.1	(3.7)	(8.3)	119.8	124.5
Capital adequacy ratio	14	33.22	3.80	1.85	29.42	31.37
Tier 1 ratio	15	33.22	3.80	1.85	29.42	31.37

<Methods used to calculate risk weighted assets>

	CMTH Consolidated	CMTB Non-consolidated	CMAB Non-consolidated

Credit risks	Foundation Internal	Foundation Internal	Standardized
	Ratings Based Approach	Ratings Based Approach	Approach

Operational risks	Standardized	Standardized	Standardized
	Approach	Approach	Approach

Chuo Mitsui Trust Holdings, Inc.

II Status of Profit and Loss, Assets

1. Status of Profit and Loss

(1) Factors of Increase/Decrease in Gross Operating Profit [Sum of two bank subsidiaries]

(2) Recomposition of Revenue Structure

Chuo Mitsui Trust Holdings, Inc.

(3) Factors of Increase/Decrease in Net Income [Sum of two bank subsidiaries]

Chuo Mitsui Trust Holdings, Inc.

(4) States of Priority Segments

 Investment Trust and Insurance

Investment trust and insurance rerated income

Sales amount of Investment trust and insurance

	(Billions of yen)
	End-Sep. 2008	End-Mar. 2009	End-Sep. 2009	End-Mar. 2010	End-Sep. 2010
Balance of insurance (Ending balance)	1,242.1	1,096.2	1,266.7	1,323.1	1,301.8
Balance of Investment trust (Ending balance)	1,177.7	919.7	1,049.8	1,109.7	1,052.9

Total	2,419.8	2,015.9	2,316.6	2,432.9	2,354.7

‚ Real Estate

Real estate income

	(Number, Billions of yen)
	1H.FY 2008	2H.FY 2008	1H.FY 2009	2H.FY 2009	1H.FY 2010
Number of brokerage contract*	95	64	72	108	104
Balance of securitized real estate (Ending balance)	5,250.7	5,180.5	5,123.4	5,057.8	4,900.9

*	Including brokerage of real estate trust beneficiary rights

Chuo Mitsui Trust Holdings, Inc.

ƒ Loans to Individuals

Balance of loans to individuals

*	Balance after housing loan securitization. No securitization of housing loans since FY2006

	(Billions of yen)
	1H. FY2008	1H. FY2009	1H. FY2010
New housing loan origination	360.9	412.6	112.1

Chuo Mitsui Trust Holdings, Inc.

2. Status of Assets

(1) Status of Loan Portfolio

Status of Credit Costs

*1 CMTB non-consolidated        *2 Annualized rate

‚Loans by industry

* Managerial accounting-basis, CMTB non-consolidated. Balance at year end, post-securitization.

Chuo Mitsui Trust Holdings, Inc.

(2) Status of Securities Portfolio

Available-for-sale securities

(CMTH <Consolidated>)		(Billions of yen)
		End-Sep.2010 (a)			End-Mar.2010 (b)		Change (a-b)
		Acquisition Cost	Unrealized Gains/Losses	Unrealized Gains/ Losses ratio	Acquisition Cost	Unrealized Gains/Losses	Acquisition Cost	Unrealized Gains/Losses
Available-for-sale securities		3,562.3	18.5	0.5%	3,592.2	47.0	(29.8)	(28.4)
Japanese Stocks		461.0	17.4	3.7%	474.9	73.0	(13.9)	(55.5)
Japanese Bonds		1,947.3	0.0	0.0%	1,910.7	(3.6)	36.6	3.7
Others		1,154.0	1.0	0.0%	1,206.5	(22.3)	(52.5)	23.3

(CMTB <Non-consolidated>)		(Billions of yen)
		End-Sep.2010 (a)			End-Mar.2010 (b)		Change (a-b)
		Acquisition Cost	Unrealized Gains/Losses	Unrealized Gains/ Losses ratio	Acquisition Cost	Unrealized Gains/Losses	Acquisition Cost	Unrealized Gains/Losses
Available-for-sale securities		3,399.2	6.9	0.2%	3,428.2	29.2	(28.9)	(22.3)
Japanese Stocks		401.1	1.6	0.4%	414.3	51.4	(13.2)	(49.7)
Japanese Bonds		1,858.3	0.1	0.0%	1,821.7	(3.6)	36.6	3.7
Others		1,139.7	5.1	0.4%	1,192.0	(18.5)	(52.2)	23.6

(Breakdown of the “Others” of available-for-sale securities)				(Billions of yen)
		End-Sep.2010 (a)			End-Mar.2010 (b)		Change (a-b)
		Acquisition Cost	Unrealized Gains/Losses	Unrealized Gains/ Losses ratio	Acquisition Cost	Unrealized Gains/Losses	Acquisition Cost	Unrealized Gains/Losses
Foreign government bonds		460.4	8.3	1.8%	557.2	(5.1)	(96.7)	13.4
US agency MBS		[Note] 305.5	8.4	2.7%	260.3	(1.1)	45.2	9.5
Overseas Investment		231.6	(4.2)	(1.8)%	228.0	(3.1)	3.6	(1.0)
(Excluding foreign government bonds, US agency MBS)
CDO	(ø1)	—	—	—	10.0	—	(10.0)	—
Investment trust (bond funds)	(ø2)	5.0	0.0	1.3%	5.0	(0.0)	—	0.1
Investment trust (credit funds)	(ø3)	24.9	(0.3)	(1.4)%	24.9	(0.2)	—	(0.0)
Investment trust (equity funds, etc.)	(ø4)	12.1	(1.8)	(15.1)%	12.5	(1.8)	(0.4)	0.0
Other foreign bonds, etc.	(ø5)	189.5	(2.1)	(1.1)%	175.4	(0.9)	14.0	(1.1)
Japanese stock related investment	(ø6)	31.3	(5.3)	(17.0)%	35.3	(4.7)	(4.0)	(0.5)
RMBS	(ø7)	6.0	(0.0)	(1.2)%	6.6	(0.1)	(0.5)	0.0
Others	(ø8)	104.8	(1.9)	(1.8)%	104.5	(4.1)	0.2	2.2

(ø1)	Managed synthetic CDO	(ø5)	Overseas corporate bonds, etc.
(ø2)	Funds related to public and corporate bonds, domestic and foreign	(ø6)	Long-short funds related to Japanese stocks, etc.
(ø3)	Funds related to bank loans toward US companies	(ø7)	ABS securitizing the domestic housing loans
(ø4)	Market neutral funds of US equities, etc	(ø8)	Credit linked note reference to domestic companies, etc.

[Note] Constituted by GNMA only.

‚Held-to-maturity securities

(CMTH <Consolidated>)		(Billions of yen)
		End-Sep.2010 (a)			End-Mar.2010 (b)		Change (a-b)
		Acquisition Cost	Unrealized Gains/ Losses	Unrealized Gains/ Losses ratio	Acquisition Cost	Unrealized Gains/ Losses	Acquisition Cost	Unrealized Gains/ Losses
Held-to-maturity securities		314.5	(0.3)	(0.1)%	721.0	(0.2)	(406.5)	(0.0)

(CMTB <Non-consolidated>)		(Billions of yen)
		End-Sep.2010 (a)			End-Mar.2010 (b)		Change (a-b)
		Acquisition Cost	Unrealized Gains/ Losses	Unrealized Gains/ Losses ratio	Acquisition Cost	Unrealized Gains/ Losses	Acquisition Cost	Unrealized Gains/ Losses
Held-to-maturity securities		314.4	(0.3)	(0.1)%	720.9	(0.2)	(406.5)	(0.0)

(Breakdown of the held-to-maturity securities)		(Billions of yen)
		End-Sep.2010 (a)			End-Mar.2010 (b)		Change (a-b)
		Acquisition Cost	Unrealized Gains/ Losses	Unrealized Gains/ Losses ratio	Acquisition Cost	Unrealized Gains/ Losses	Acquisition Cost	Unrealized Gains/ Losses
Japanese government bonds		—	—	—	399.1	2.2	(399.1)	(2.2)
RMBS	(ø9)	78.3	1.5	2.0%	83.6	0.1	(5.2)	1.4
Overseas Investments		233.0	(1.9)	(0.8)%	235.1	(2.7)	(2.1)	0.8
Foreign bonds	(ø10)	233.0	(1.9)	(0.8)%	235.1	(2.7)	(2.1)	0.8
Others		3.0	0.0	1.9%	3.0	0.0	—	—

(ø9) ABS securitizing the domestic housing loans

(ø10) Overseas corporate bonds

(Reference) Overseas Investments and Loans of which market values are not available.

(Loans, securities, acceptances and guarantees)	(Billions of yen)
	End-Sep.2010 (a) outstanding	End-Mar.2010 (b) outstanding	Change (a-b)
Total	82.4	95.7	(13.3)
Corporate loans	75.8	88.8	(13.0)
Securities of unlisted companies	6.5	6.8	(0.3)
Acceptance and guarantees (corporate)	0.0	0.0	(0.0)

Chuo Mitsui Trust Holdings, Inc.

III Outlook for FY2010

(1) CMTH, Non-consolidated

	(Billions of yen)
		FY2010
	No.	1H FY2010 Actual	Outlook	Change from FY2009	FY2009
Operating income	1	20.5	22.0	8.3	13.6
Operating profit	2	15.2	12.0	8.8	3.1
Ordinary profit	3	13.3	10.0	7.7	2.2
Net income	4	13.0	9.0	6.1	2.8

Dividends per share: Common stock	5	4.00 yen	8.00 yen	—	8.00 yen

(2) CMTH, Consolidated

	(Billions of yen)
		FY2010
	No.	1H FY2010 Actual	Outlook	Change from FY2009	FY2009
Operating income	6	179.2	360.0	(5.5)	365.5
Ordinary profit	7	50.1	90.0	6.5	83.4
Net income	8	32.0	50.0	3.1	46.8

(3) CMTB+CMAB, Non-consolidated

	(Billions of yen)
		FY2010
	No.	1H FY2010 Actual	Outlook*	Change from FY2009	FY2009
Pre-provision profit	9	59.3	115.0	6.0	108.9
Ordinary profit	10	48.1	90.0	4.9	85.0
Net income	11	36.4	60.0	2.3	57.6

Credit costs (minus)	12	(6.1)	10.0	2.4	7.5

Please refer to Page 39 for earnings outlook of each bank.

*	Revision of the outlook : none

Chuo Mitsui Trust Holdings, Inc.

Reference Data

I Summary of Business Results for First Half FY2010

1. Summary of Profit and Loss

(1) CMTH, Non-consolidated

		(Millions of yen)
		No.	1H FY2010	Change	1H FY2009
Operating income		1	20,512	8,969	11,543
Operating profit		2	15,230	9,104	6,126
Ordinary profit		3	13,315	7,230	6,084
Net income		4	13,031	6,958	6,073

(2) CMTH, Consolidated

		(Millions of yen)
		No.	1H FY2010	Change	1H FY2009
Consolidated gross operating profit	[Note]	5	126,475	(813)	127,288
<Consolidated gross operating profit after trust account credit costs>	(5-18)	6	<126,475>	<1,455>	<125,020>
Banking business related profit		7	54,426	(11,214)	65,641
Net interest income		8	50,289	(5,731)	56,020
Fees on loan trusts and JOMTs before trust account credit costs		9	4,137	(5,483)	9,620
Asset management business profit		10	51,879	2,805	49,073
Net fees and commissions		11	32,643	2,761	29,882
Trust fees		12	19,235	44	19,191
Net trading profit		13	1,453	527	926
Net other operating profit		14	18,715	7,068	11,647
Operating expenses	(minus)	15	62,460	(3,475)	65,936
Consolidated pre-provision profit	(5-15) [Note]	16	64,014	2,662	61,351
Provision for general allowance for credit losses	(minus)	17	—	741	(741)
Trust account credit costs	(minus)	18	—	(2,268)	2,268
Consolidated net operating profit	(16-17-18)	19	64,014	4,189	59,824
Credit costs	(minus)	20	1,735	(10,520)	12,255
Net stock related profit		21	1,825	(1,731)	3,556
Losses on devaluation of stocks		22	(1,419)	(269)	(1,150)
Profit from investment in equity method affiliates		23	258	1,037	(779)
Other		24	(14,258)	1,696	(15,954)
Ordinary profit		25	50,104	15,712	34,392
Extraordinary profit		26	4,728	3,017	1,711
Reversal of allowance for loan losses		27	5,815	5,815	—
Net income before income tax		28	54,833	18,729	36,104
Income taxes-current	(minus)	29	3,621	(561)	4,182
Income taxes-deferred	(minus)	30	15,175	6,158	9,016
Minority interests in net income	(minus)	31	3,965	149	3,815
Net income		32	32,071	12,983	19,088

[Note]

Consolidated gross operating profit : Banking business related profit + Asset management business profit + Net trading profit + Net other operating profit

Consolidated pre-provision profit : Sum of pre-provision profit of CMTB and CMAB + net of gross operating profit and operating expenses of other consolidated subsidiaries - consolidation adjustments (elimination of internal transaction, etc.)

<Reference>

Credit costs	(17+18+20-27) (minus)	33	(4,080)	(17,862)	13,782

Number of Consolidated Subsidiaries and Affiliates			End-Sep.2010	Change	End-Sep.2009
Consolidated subsidiaries		34	25	1	24
Equity method affiliates		35	4	—	4

Chuo Mitsui Trust Holdings, Inc.

(3) Summary of Profit and Loss of Two Bank Subsidiaries (Non-consolidated)

		(Millions of yen)
			CMTB+CMAB
		No.	1H FY2010	Change	1H FY2009
Gross operating profit		1	115,677	(618)	116,295
<Gross operating profit after trust account credit costs>	(1-24)	2	<115,677>	<1,650>	<114,027>
Banking business related profit		3	53,504	(11,274)	64,778
Net interest income		4	49,367	(5,790)	55,158
Domestic		5	39,324	(5,092)	44,417
International		6	10,043	(697)	10,740
Fees on loan trusts and JOMTs before trust account credit costs		7	4,137	(5,483)	9,620
Asset management business profit		8	42,003	3,060	38,942
Net fees and commissions		9	22,755	3,015	19,739
Trust fees		10	19,248	45	19,203
Net trading profit		11	1,453	527	926
Net other operating profit		12	18,715	7,067	11,647
Net bond related profit		13	19,318	12,112	7,206
Profit on derivatives		14	(592)	(3,122)	2,530
Operating expenses	(minus)	15	56,375	(2,588)	58,963
Personnel related costs	(minus)	16	25,042	(2,982)	28,025
Net periodic retirement benefit costs	(minus)	17	(1,261)	(3,426)	2,165
Non-personnel related costs	(minus)	18	28,605	378	28,226
Business taxes	(minus)	19	2,727	15	2,711
Pre-provision profit	(1-15)	20	59,301	1,970	57,331
<Excluding net bond related profit>	(20-13)	21	< 39,983>	<(10,141)>	< 50,125>
Provision for general allowance for credit losses	(minus)	22	—	1,178	(1,178)
Net operating profit before trust account credit costs	(20-22)	23	59,301	792	58,509
Trust account credit costs	(minus)	24	—	(2,268)	2,268
Net operating profit	(20-22-24)	25	59,301	3,060	56,241
Net other profit		26	(11,102)	9,000	(20,103)
Net stock related profit		27	1,568	(2,015)	3,583
Losses on devaluation of stocks		28	(1,363)	(219)	(1,143)
Banking account credit costs	(minus)	29	877	(9,056)	9,933
Ordinary profit		30	48,198	12,061	36,137
Extraordinary profit		31	5,558	4,105	1,452
Reversal of allowance for loan losses		32	6,982	6,982	—
Net income before income tax		33	53,757	16,167	37,590
Income taxes-current	(minus)	34	2,635	(802)	3,437
Income taxes-deferred	(minus)	35	14,703	5,360	9,342
Net income		36	36,418	11,608	24,809

Credit costs	(22+24+29-32) (minus)	37	(6,105)	(17,129)	11,023

Chuo Mitsui Trust Holdings, Inc.

<Reference>

			(Millions of yen)
			CMTB, Non-consolidated			CMAB, Non-consolidated
		No.	1H FY2010	Change	1H FY2009	1H FY2010	Change	1H FY2009
Gross operating profit		1	100,867	788	100,079	14,809	(1,406)	16,216
<Gross operating profit after trust account credit costs>	(1-24)	2	<100,867>	<3,057>	<97,810>	<14,809>	<(1,406)>	<16,216>
Banking business related profit		3	53,499	(11,253)	64,752	5	(20)	26
Net interest income		4	49,362	(5,769)	55,132	5	(20)	26
Domestic		5	39,319	(5,071)	44,391	5	(20)	26
International		6	10,043	(697)	10,740	—	—	—
Fees on loan trusts and JOMTs before trust account credit costs		7	4,137	(5,483)	9,620	—	—	—
Asset management business profit		8	27,199	4,447	22,752	14,804	(1,386)	16,190
Net fees and commissions		9	25,465	4,472	20,993	(2,710)	(1,456)	(1,253)
Trust fees		10	1,734	(25)	1,759	17,514	70	17,443
Net trading profit		11	1,453	527	926	—	—	—
Net other operating profit		12	18,715	7,067	11,647	—	—	—
Net bond related profit		13	19,318	12,112	7,206	—	—	—
Profit on derivatives		14	(592)	(3,122)	2,530	—	—	—
Operating expenses	(minus)	15	48,734	(2,401)	51,136	7,640	(186)	7,827
Personnel related costs	(minus)	16	21,453	(2,717)	24,170	3,589	(265)	3,854
Net periodic retirement benefit costs	(minus)	17	(1,243)	(3,004)	1,761	(17)	(422)	404
Non-personnel related costs	(minus)	18	24,626	290	24,336	3,978	88	3,890
Business taxes	(minus)	19	2,654	25	2,628	73	(9)	82
Pre-provision profit	(1-15)	20	52,133	3,190	48,942	7,168	(1,220)	8,388
<Excluding net bond related profit>	(20-13)	21	< 32,814>	<(8,921)>	<41,736>	< 7,168>	<(1,220)>	< 8,388>
Provision for general allowance for credit losses	(minus)	22	—	1,178	(1,178)	—	—	—
Net operating profit before trust account credit costs	(20-22)	23	52,133	2,012	50,120	7,168	(1,220)	8,388
Trust account credit costs	(minus)	24	—	(2,268)	2,268	—	—	—
Net operating profit	(20-22-24)	25	52,133	4,280	47,852	7,168	(1,220)	8,388
Net other profit		26	(9,811)	8,781	(18,593)	(1,290)	219	(1,510)
Net stock related profit		27	1,568	(2,015)	3,583	—	—	—
Losses on devaluation of stocks		28	(1,363)	(219)	(1,143)	—	—	—
Banking account credit costs	(minus)	29	877	(9,056)	9,933	—	—	—
Ordinary profit		30	42,321	13,062	29,259	5,877	(1,000)	6,878
Extraordinary profit		31	5,850	4,397	1,452	(292)	(291)	(0)
Reversal of allowance for loan losses		32	6,982	6,982	—	—	—	—
Net income before income tax		33	48,171	17,459	30,712	5,585	(1,292)	6,877
Income taxes-current	(minus)	34	80	(13)	94	2,554	(788)	3,342
Income taxes-deferred	(minus)	35	15,000	5,100	9,900	(296)	260	(557)
Net income		36	33,090	12,373	20,717	3,327	(764)	4,092

Credit costs	(22+24+29-32) (minus)	37	(6,105)	(17,129)	11,023	—	—	—

Chuo Mitsui Trust Holdings, Inc.

2. Pre-Provision Profit per Employee

CMTB+CMAB, Non-consolidated		(Millions of yen)
		No.	1H FY2010	Change	1H FY2009
Gross operating profit		1	115,677	(618)	116,295
Per employee (Thousands of yen)		2	24,941	(511)	25,453
Operating expenses		3	56,375	(2,588)	58,963
Per employee (Thousands of yen)		4	12,155	(750)	12,905
Pre-provision profit	(1-3)	5	59,301	1,970	57,331
Per employee (Thousands of yen)	(2-4)	6	12,786	238	12,547

Employees include executive officers (who are not board members), and exclude temporary staff, employees temporarily transferred from other companies, and transferred staff to other companies.

3. Yields and Margins

(1) Domestic Banking Account

CMTB, Non-consolidated		(%)
		No.	1H FY2010	Change	1H FY2009
Average yield on interest-earning assets		7	1.14	(0.07)	1.22
Loans and bills discounted		8	1.36	(0.16)	1.52
Securities		9	0.80	0.04	0.75
Average yield on interest-bearing liabilities		10	0.48	(0.03)	0.51
Deposits		11	0.47	(0.05)	0.53
Gross margin	(7-10)	12	0.66	(0.04)	0.71
Loan to deposits margin	(8-11)	13	0.88	(0.10)	0.98

(2) Domestic Banking Account + JOMTs + Loan Trusts

CMTB, Non-consolidated		(%)
		No.	1H FY2010	Change	1H FY2009
Average yield on interest-earning assets		14	1.10	(0.11)	1.21
Loans and bills discounted		15	1.35	(0.20)	1.56
Securities		16	0.80	0.04	0.75
Average yield on interest-bearing liabilities		17	0.44	(0.03)	0.47
Deposits		18	0.42	(0.05)	0.48
Gross margin	(14-17)	19	0.65	(0.08)	0.74
Loan to deposits margin	(15-18)	20	0.93	(0.15)	1.08

Chuo Mitsui Trust Holdings, Inc.

4. Gains (Losses) on Securities

(1) Gains (Losses) on Bonds

CMTB, Non-consolidated	(Millions of yen)
	1H FY2010	Change	1H FY2009
Gains (losses) on bonds	19,318	12,112	7,206
Gains on sales	23,500	12,971	10,528
Gains on redemption	—	—	—
Losses on sales	4,182	859	3,322
Losses on redemption	—	—	—
Losses on devaluation	—	—	—

CMTH, Consolidated	(Millions of yen)
	1H FY2010	Change	1H FY2009
Gains (losses) on bonds	19,318	12,112	7,206
Gains on sales	23,500	12,971	10,528
Gains on redemption	—	—	—
Losses on sales	4,182	859	3,322
Losses on redemption	—	—	—
Losses on devaluation	—	—	—

(2) Gains (Losses) on Stocks

CMTB, Non-consolidated	(Millions of yen)
	1H FY2010	Change	1H FY2009
Gains (losses) on stocks	1,568	(2,015)	3,583
Gains on sales	3,195	(2,118)	5,314
Losses on sales	263	(323)	586
Losses on devaluation	1,363	219	1,143

CMTH, Consolidated	(Millions of yen)
	1H FY2010	Change	1H FY2009
Gains (losses) on stocks	1,825	(1,731)	3,556
Gains on sales	3,526	(1,787)	5,314
Losses on sales	281	(325)	606
Losses on devaluation	1,419	269	1,150

Chuo Mitsui Trust Holdings, Inc.

5. Unrealized Gains (Losses) on Securities

Unrealized Gains (Losses) of market value available securities

CMTB, Non-consolidated	(Millions of yen)
	End-Sep.2010				End-Mar.2010				Change
	Acquisition cost	Net unrealized gains (losses)			Acquisition cost	Net unrealized gains (losses)			Acquisition cost	Net unrealized gains (losses)
	(A)	(B)	Gains	Losses	(C)	(D)	Gains	Losses	(A-C)	(B-D)
Available-for-sale	3,399,294	6,910	83,682	76,772	3,428,230	29,251	104,995	75,743	(28,936)	(22,341)
Stocks	401,113	1,682	55,773	54,091	414,379	51,452	92,186	40,733	(13,266)	(49,770)
Bonds	1,858,389	102	8,726	8,624	1,821,768	(3,637)	9,911	13,549	36,621	3,740
Others	1,139,791	5,126	19,182	14,056	1,192,082	(18,563)	2,897	21,460	(52,290)	23,689

Held-to-maturity bonds	314,433	(335)	1,870	2,206	720,946	(296)	3,263	3,559	(406,512)	(39)

	(Millions of yen)
	End-Sep.2009				Change
	Acquisition cost	Net unrealized gains (losses)			Acquisition cost	Net unrealized gains (losses)
	(E)	(F)	Gains	Losses	(A-E)	(B-F)
Available-for-sale	3,254,525	43,788	112,279	68,491	144,769	(36,877)
Stocks	427,943	64,319	99,012	34,692	(26,829)	(62,637)
Bonds	1,792,468	(3,751)	10,183	13,934	65,921	3,853
Others	1,034,113	(16,780)	3,084	19,864	105,677	21,906

Held-to-maturity bonds	920,970	(2,117)	5,738	7,856	(606,537)	1,782

CMTH, Consolidated	(Millions of yen)
	End-Sep.2010				End-Mar.2010				Change
	Acquisition cost	Net unrealized gains (losses)			Acquisition cost	Net unrealized gains (losses)			Acquisition cost	Net unrealized gains (losses)
	(A)	(B)	Gains	Losses	(C)	(D)	Gains	Losses	(A-C)	(B-D)
Available-for-sale	3,562,376	18,594	105,583	86,988	3,592,272	47,044	130,835	83,791	(29,896)	(28,449)
Stocks	461,009	17,437	77,545	60,107	474,967	73,006	118,025	45,019	(13,958)	(55,568)
Bonds	1,947,363	98	8,727	8,628	1,910,748	(3,648)	9,912	13,561	36,614	3,747
Others	1,154,003	1,058	19,310	18,252	1,206,556	(22,313)	2,897	25,210	(52,552)	23,371

Held-to-maturity bonds	314,569	(334)	1,871	2,206	721,082	(294)	3,264	3,559	(406,513)	(39)

	(Millions of yen)
	End-Sep.2009				Change
	Acquisition cost	Net unrealized gains (losses)			Acquisition cost	Net unrealized gains (losses)
	(E)	(F)	Gains	Losses	(A-E)	(B-F)
Available-for-sale	3,420,222	66,135	142,681	76,545	142,153	(47,540)
Stocks	489,938	90,208	128,765	38,557	(28,929)	(72,770)
Bonds	1,881,427	(3,746)	10,192	13,938	65,935	3,844
Others	1,048,855	(20,326)	3,723	24,050	105,147	21,384

Held-to-maturity bonds	921,106	(2,116)	5,739	7,856	(606,537)	1,782

<Evaluation method of securities>

 For Securities

Trading securities	Fair value method (net valuation gains (losses) are recognized in profit and loss statement)
Held-to-maturity securities	Amortized cost method
Available-for-sale securities	Fair value method (net valuation gains (losses) are directly included in net assets) [Note]
Stocks of subsidiaries and affiliates	Cost method

[Note] Evaluation of Available-for-sale securities

Values of stocks and investment trusts with market values are determined on the basis of the 1-month-average of their daily closing prices during the closing month of each period.

Regarding floating-rate government bonds with market price, as a result of reviewing the current market conditions, we have determined that their market price, since end of September 2008, cannot be deemed as fair value, and some of floating-rate government bonds have been valued based on price which was reasonably estimated.

From end of March 2010, Accounting Standard for Financial Instruments (ASBJ Statement No.10 March 10, 2008) and Guidance on Disclosures about Fair Value of Financial Instruments (ASBJ Guidance No.19 March 10, 2008) are applied. Securities of which it is extremely difficult to measure the fair value are not included in above tables.

Chuo Mitsui Trust Holdings, Inc.

<Devaluation>

CMTB, Non-consolidated	(Millions of yen)
	1H FY2010	Change	1H FY2009
Held-to-maturity bonds	—	—	—
Stocks of subsidiaries and affiliates	—	—	—
Available-for-sale	1,363	219	1,143
Stocks	1,350	378	972
Bonds	—	—	—
Others	12	(158)	170

Total	1,363	219	1,143

CMTH, Consolidated	(Millions of yen)
	1H FY2010	Change	1H FY2009
Held-to-maturity bonds	—	—	—
Available-for-sale	1,419	269	1,150
Stocks	1,407	427	979
Bonds	—	—	—
Others	12	(158)	170

Total	1,419	269	1,150

<Standard for Devaluation>

Decline in fair value compare to acquisition cost:

- More than 50%	All securities
- Between 30 - 50%	All securities of companies classified as caution borrowers or below
Securities of companies other than the above with no possibility of price recovery
- Less than 30%	All securities of companies classified as possible bankruptcy or below

6. Redemption Schedule of Available-for-Sale Securities with Maturities and Held-to-Maturity Securities

CMTB, Non-consolidated	(Millions of yen)
	End-Sep.2010
	Due within 1 year	Due after 1 year through 3 years	Due after 3 year through 5 years	Due after 5 year through 7 years	Due after 7 year through 10 years	Due after 10 years
Bonds	124,405	613,385	331,820	135,062	520,535	155,835
Japanese government bonds	100,510	498,481	252,165	110,889	516,667	117,465
Japanese municipal bonds	50	—	156	—	—	—
Japanese corporate bonds	23,845	114,904	79,498	24,173	3,868	38,370
Others	101,189	330,207	318,673	285,396	62,874	328,950

Total	225,595	943,592	650,493	420,459	583,409	484,785

CMTH, Consolidated	(Millions of yen)
	End-Sep.2010
	Due within 1 year	Due after 1 year through 3 years	Due after 3 year through 5 years	Due after 5 year through 7 years	Due after 7 year through 10 years	Due after 10 years
Bonds	213,405	613,520	331,820	135,062	520,535	155,835
Japanese government bonds	189,510	498,616	252,165	110,889	516,667	117,465
Japanese municipal bonds	50	—	156	—	—	—
Japanese corporate bonds	23,845	114,904	79,498	24,173	3,868	38,370
Others	101,189	330,212	318,927	285,579	62,874	328,950

Total	314,595	943,732	650,747	420,642	583,409	484,785

Chuo Mitsui Trust Holdings, Inc.

7. Deferred Unrealized Gains(Losses) on Hedge Accounting Applied Delivative Transaction

CMTB, Non-consolidated	(Millions of yen)
	End-Sep.2010			End-Mar.2010 (B)	End-Sep.2009 (C)
	(A)	(A-B)	(A-C)
Interest rate related transactions	4,782	3,125	4,791	1,657	(8)
Interest rate swaps	4,782	3,125	4,791	1,657	(8)
Currency related transactions	(25)	(274)	(128)	249	103
Bond related transactions	(1,117)	(1,102)	(1,200)	(14)	83

Total	3,639	1,748	3,462	1,891	177

CMTH, Consolidated	(Millions of yen)
	End-Sep.2010			End-Mar.2010 (B)	End-Sep.2009 (C)
	(A)	(A-B)	(A-C)
Interest rate related transactions	4,782	3,125	4,791	1,657	(8)
Interest rate swaps	4,782	3,125	4,791	1,657	(8)
Currency related transactions	1,140	77	141	1,062	999
Bond related transactions	(1,117)	(1,102)	(1,200)	(14)	83

Total	4,805	2,100	3,732	2,705	1,073

<< Reference >> Contract Amount of Interest Rate Swaps (on Hedge Accounting Applied), Classified by Maturity

CMTB, Non-consolidated	(Billions of yen)
	End-Sep.2010				End-Mar.2010
	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate /payable floating rate	—	126.1	100.0	226.1	85.0	62.5	170.6	318.1
Receivable floating rate /payable fixed rate	—	—	100.0	100.0	—	—	100.0	100.0
Receivable floating rate /payable floating rate	—	—	—	—	—	—	—	—

Total	—	126.1	200.0	326.1	85.0	62.5	270.6	418.1

	(Billions of yen)
	End-Sep.2009
	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate /payable floating rate	375.0	22.5	208.8	606.3
Receivable floating rate /payable fixed rate	—	—	100.0	100.0
Receivable floating rate /payable floating rate	—	—	—	—

Total	375.0	22.5	308.8	706.3

Chuo Mitsui Trust Holdings, Inc.

8. Capital Adequacy Ratio [Domestic Standard] [Preliminary]

(1) CMTH, Consolidated

			(Millions of yen, %)
				End-Sep.2010			End-Mar.2010 (B)	End-Sep.2009 (C)
			No.	(A)	(A-B)	(A-C)
Total capital	(2+7-9)		1	1,068,995	30,359	74,836	1,038,635	994,159
Tier 1			2	775,485	33,059	63,399	742,425	712,085
Preferred Stocks			3	—	—	—	—	—
Minority interests of consolidated subsidiaries and affiliates			4	187,899	93	201	187,805	187,697
Non-dilutive preferred securities			5	183,500	—	—	183,500	183,500
Amount of deferred tax assets deducted		(minus)	6	—	—	(7,722)	—	7,722
Tier 2			7	312,241	(7,009)	749	319,251	311,492
Liability type fundraising means			8	312,241	(7,009)	748	319,250	311,492
Items for deduction		(minus)	9	18,731	(4,309)	(10,686)	23,041	29,418
Risk-weighted assets			10	7,116,993	(409,077)	(944,592)	7,526,070	8,061,585
Credit risk-weighted assets amount			11	6,636,771	(385,903)	(895,812)	7,022,674	7,532,583
Operational risk equivalents amount			12	480,221	(23,173)	(48,779)	503,395	529,001
Capital adequacy ratio	(1÷10)		13	15.02	1.22	2.69	13.80	12.33
Tier 1 ratio	(2÷10)		14	10.89	1.03	2.06	9.86	8.83

(2) CMTB, Consolidated

			(Millions of yen, %)
				End-Sep.2010			End-Mar.2010 (B)	End-Sep.2009 (C)
			No.	(A)	(A-B)	(A-C)
Total capital	(16+17-19)		15	974,429	50,742	103,245	923,687	871,183
Tier 1			16	680,801	53,379	91,764	627,422	589,037
Tier 2			17	312,241	(7,009)	749	319,251	311,492
Liability type fundraising means			18	312,241	(7,009)	748	319,250	311,492
Items for deduction		(minus)	19	18,613	(4,372)	(10,731)	22,986	29,345
Risk-weighted assets			20	6,935,034	(398,764)	(922,270)	7,333,798	7,857,304
Credit risk-weighted assets amount			21	6,564,959	(378,393)	(876,037)	6,943,353	7,440,996
Operational risk equivalents amount			22	370,075	(20,370)	(46,232)	390,445	416,308
Capital adequacy ratio	(15÷20)		23	14.05	1.46	2.97	12.59	11.08
Tier 1 ratio	(16÷20)		24	9.81	1.26	2.32	8.55	7.49

(3) CMTB, Non-consolidated

			(Millions of yen, %)
				End-Sep.2010			End-Mar.2010 (B)	End-Sep.2009 (C)
			No.	(A)	(A-B)	(A-C)
Total capital	(26+27-29)		25	1,007,754	40,585	95,668	967,168	912,085
Tier 1			26	718,135	43,828	85,337	674,307	632,798
Tier 2			27	312,241	(7,009)	748	319,250	311,492
Liability type fundraising means			28	312,241	(7,009)	748	319,250	311,492
Items for deduction		(minus)	29	22,622	(3,766)	(9,582)	26,389	32,204
Risk-weighted assets			30	7,015,642	(399,353)	(906,579)	7,414,995	7,922,221
Credit risk-weighted assets amount			31	6,671,501	(378,539)	(863,381)	7,050,041	7,534,882
Operational risk equivalents amount			32	344,141	(20,813)	(43,197)	364,954	387,339
Capital adequacy ratio	(25÷30)		33	14.36	1.32	2.85	13.04	11.51
Tier 1 ratio	(26÷30)		34	10.23	1.14	2.25	9.09	7.98

(4) CMAB, Non-consolidated

			(Millions of yen, %)
				End-Sep.2010			End-Mar.2010 (B)	End-Sep.2009 (C)
			No.	(A)	(A-B)	(A-C)
Total capital	(36+37-39)		35	38,580	3,327	(477)	35,253	39,058
Tier 1			36	38,580	3,327	(477)	35,253	39,058
Tier 2			37	—	—	—	—	—
Liability type fundraising means			38	—	—	—	—	—
Items for deduction		(minus)	39	—	—	—	—	—
Risk-weighted assets			40	116,110	(3,716)	(8,392)	119,826	124,502
Credit risk-weighted assets amount			41	31,407	80	(1,254)	31,327	32,661
Operational risk equivalents amount			42	84,702	(3,796)	(7,138)	88,498	91,840
Capital adequacy ratio	(35÷40)		43	33.22	3.80	1.85	29.42	31.37
Tier 1 ratio	(36÷40)		44	33.22	3.80	1.85	29.42	31.37

<Methods used to calculate risk weighted assets>

	CMTH Consolidated	CMTB Consolidated	CMTB Non-consolidated	CMAB Non-consolidated
Credit risks	Foundation Internal Ratings Based Approach	Foundation Internal Ratings Based Approach	Foundation Internal Ratings Based Approach	Standardized Approach
Operational risks	Standardized Approach	Standardized Approach	Standardized Approach	Standardized Approach

Chuo Mitsui Trust Holdings, Inc.

9. ROE

CMTB+CMAB, Non-consolidated	(%)
	No.	1H FY2010	Change	1H FY2009
Pre-provision profit base	1	15.9	(0.4)	16.4
Net operating profit before trust a/c credit cost base	2	15.9	(0.8)	16.7
Net operating profit base	3	15.9	(0.1)	16.1
Net income base	4	9.8	2.6	7.1

[Note]
ROE =	Annualized base profit
Average balance base net assets - average balance base profit

CMTH, Consolidated		(%)
Net income base	5	10.3	3.7	6.5

[Note]	Calculation of average balance of net consolidated assets in ROE is based on (net assets at the beginning of the term + net assets at the end of the term) / 2

10. Retirement Benefit Costs

CMTB+CMAB, Non-consolidated		(Millions of yen)
		No.	1H FY2010	Change	1H FY2009
Net periodic retirement benefit costs		6	5,727	(5,455)	11,182
Service cost		7	1,820	38	1,781
Interest cost		8	1,672	(2)	1,675
Expected return on plan assets	(minus)	9	4,753	3,462	1,290
Amortization of prior service cost		10	—	—	—
Recognized actuarial loss		11	6,810	(2,091)	8,902
Others		12	178	63	115

Chuo Mitsui Trust Holdings, Inc.

11. Status of Deferred Tax Assets

(1) Deferred Tax Assets on the Balance Sheet

CMTB, Non-consolidated	(Billions of yen)
End-Sep.2010			End-Mar.2010 (B)	End-Sep.2009 (C)
(A)	(A-B)	(A-C)
133.0	(7.4)	(17.4)	140.4	150.4

CMTH, Consolidated	(Billions of yen)
End-Sep.2010			End-Mar.2010 (B)	End-Sep.2009 (C)
(A)	(A-B)	(A-C)
139.4	(5.5)	(12.2)	144.9	151.6

(2) Basis for Inclusion of Deferred Tax Assets (CMTB: Non-consolidated)

 Basic Policy

To record the deferred tax assets, the amount is calculated pursuant to the practical guideline on assessing the collectability of deferred tax assets issued by JICPA (“Practical Guideline”(*1))

*1	JICPA Auditing Committee Report No. 66 “Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets”.

‚ Examples on Practical Guideline, Period for Estimated Future Taxable Income, and Taxable Income for the Past 6 Years

Although there are significant operating loss carryforwards on the tax base, as the loss carryforwards are due to extraordinary factors and temporary factors, “examples (4) proviso” of Practical Guideline is applied.

Period for estimated future taxable income is 5 years, which is allowed to record pursuant to Practical Guideline subject to rational earnings projection.

Taxable Income of the Past 6 Years	(Billions of yen)
	FY2003	FY2004	FY2005	FY2006	FY2007	FY2008	FY2009	1H FY2010 (Outlook)
Taxable income	(*2) (253.6)	98.7	74.9	63.0	158.4	(*3) (184.6)	94.8	33.0

*2	Including losses of JPY307.3bn due to extraordinary factors such as acceleration of disposal of non-performing claims under Program for Financial Revival and Emergency Economic Package, intensive sales of cross share holdings pursuant to adoption of regulation limiting stockholdings.
*3	Including temporary losses of JPY164.2bn due to sales on Japanese stock related investments.

ƒ Estimated Amount of Taxable Income before Adjustment of the Next 5 Years

(Billions of yen)
Projected amount of pre-provision profit used for the estimation (Sum of 5 years)	550.0
Projected amount of net income before taxes used for the estimation (Sum of 5 years)	458.8
Estimated amount of taxable income before adjustments (Sum of 5 years)	515.0

[Note]

Estimated amounts of taxable income before adjustments shown above are calculated conservatively, based on revenue projections of 5 years that address uncertainty in each of these future fiscal years.

„ Major Factors of Deferred Tax Assets and Liabilities

	(Billions of yen)
	End-Sep.2010			End-Mar.2010 (B)	End-Sep.2009 (C)
	(A)	(A-B)	(A-C)
Deferred tax assets (a)	147.4	(14.9)	(29.5)	162.3	177.0
Allowance for loan losses	21.7	(3.9)	(10.0)	25.6	31.8
Securities taxable devaluation	11.7	(0.2)	0.7	12.0	10.9
Reserve for retirement benefits	2.5	0.3	2.5	2.2	—
Tax loss carryforwards	136.4	(12.8)	(29.9)	149.3	166.4
Unrealized losses on available-for-sale securities	0.4	0.4	0.4	—	—
Others	44.7	(3.3)	(1.0)	48.0	45.7
Valuation allowances (Non-booked)	(70.2)	4.6	7.7	(74.8)	(78.0)
Deferred tax liabilities (b)	14.4	(7.4)	(12.0)	21.9	26.5
Gain on establishment of retirement benefit trust	8.7	—	—	8.7	8.7
Unrealized gains on available-for-sale securities	—	(8.2)	(14.1)	8.2	14.1
Others	5.6	0.7	2.0	4.8	3.6
Net deferred tax assets (a - b)	133.0	(7.4)	(17.4)	140.4	150.4

Chuo Mitsui Trust Holdings, Inc.

II Loans

1. Risk-Monitored Loans

CMTB, Non-consolidated

Banking Account	(Millions of yen, %)
	End-Sep.2010						End-Mar.2010		End-Sep.2009
	(A)	Ratio	(A-B)	Ratio	(A-C)	Ratio	(B)	Ratio	(C)	Ratio
Loans to borrowers in bankruptcy	13,735	0.1	1,113	0.0	(10,531)	(0.1)	12,622	0.1	24,266	0.2
Non-accrual loans	52,474	0.5	(23,991)	(0.2)	(45,050)	(0.4)	76,466	0.8	97,524	1.0
Loans past due three months or more	384	0.0	326	0.0	353	0.0	58	0.0	31	0.0
Restructured loans	23,314	0.2	11,006	0.1	17,123	0.1	12,307	0.1	6,190	0.0

Total	89,908	1.0	(11,545)	(0.1)	(38,105)	(0.3)	101,454	1.1	128,013	1.4

Partial direct write-offs	24,682		(3,474)		(6,300)		28,157		30,983

Total loans	8,865,057	100.0	(73,717)		(246,265)		8,938,774	100.0	9,111,322	100.0

Trust Account	(Millions of yen, %)
	End-Sep.2010						End-Mar.2010		End-Sep.2009
	(A)	Ratio	(A-B)	Ratio	(A-C)	Ratio	(B)	Ratio	(C)	Ratio
Loans to borrowers in bankruptcy	5	0.0	5	0.0	(1)	(0.0)	—	0.0	6	0.0
Non-accrual loans	179	0.0	7	0.0	9	0.0	172	0.0	170	0.0
Loans past due three months or more	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0
Restructured loans	8,386	3.4	(540)	(0.0)	(1,073)	(0.1)	8,926	3.5	9,460	3.6

Total	8,572	3.5	(526)	(0.0)	(1,065)	(0.1)	9,099	3.6	9,638	3.7

Total loans	240,420	100.0	(9,061)		(19,834)		249,482	100.0	260,255	100.0

[Note]	In trust account, Loans to borrowers in bankruptcy and Non-accrual loans are directly written off with same standard at banking account. Amount equivalent to direct write-offs and specific allowance for loan losses are as follows:

	91		(2)		(5)		94		97

Banking Account + Trust Account	(Millions of yen, %)
	End-Sep.2010						End-Mar.2010		End-Sep.2009
	(A)	Ratio	(A-B)	Ratio	(A-C)	Ratio	(B)	Ratio	(C)	Ratio
Loans to borrowers in bankruptcy	13,741	0.1	1,118	0.0	(10,532)	(0.1)	12,622	0.1	24,273	0.2
Non-accrual loans	52,654	0.5	(23,984)	(0.2)	(45,041)	(0.4)	76,638	0.8	97,695	1.0
Loans past due three months or more	384	0.0	326	0.0	353	0.0	58	0.0	31	0.0
Restructured loans	31,700	0.3	10,465	0.1	16,049	0.1	21,234	0.2	15,651	0.1

Total	98,481	1.0	(12,072)	(0.1)	(39,171)	(0.3)	110,553	1.2	137,652	1.4

Total loans	9,105,477	100.0	(82,778)		(266,100)		9,188,256	100.0	9,371,577	100.0

Chuo Mitsui Trust Holdings, Inc.

CMTH, Consolidated

Banking Account	(Millions of yen, %)
	End-Sep.2010						End-Mar.2010		End-Sep.2009
	(A)	Ratio	(A-B)	Ratio	(A-C)	Ratio	(B)	Ratio	(C)	Ratio
Loans to borrowers in bankruptcy	14,905	0.1	626	0.0	(11,103)	(0.1)	14,278	0.1	26,009	0.2
Non-accrual loans	55,005	0.6	(24,640)	(0.2)	(46,240)	(0.4)	79,645	0.8	101,245	1.1
Loans past due three months or more	384	0.0	326	0.0	353	0.0	58	0.0	31	0.0
Restructured loans	31,437	0.3	14,533	0.1	24,640	0.2	16,904	0.1	6,797	0.0

Total	101,732	1.1	(9,152)	(0.0)	(32,350)	(0.3)	110,885	1.2	134,083	1.4

Partial direct write-offs	27,690		(4,802)		(7,206)		32,492		34,897

Total loans	8,867,944	100.0	(74,004)		(247,109)		8,941,948	100.0	9,115,054	100.0

Trust Account	(Millions of yen, %)
	End-Sep.2010						End-Mar.2010		End-Sep.2009
	(A)	Ratio	(A-B)	Ratio	(A-C)	Ratio	(B)	Ratio	(C)	Ratio
Loans to borrowers in bankruptcy	5	0.0	5	0.0	(1)	(0.0)	—	0.0	6	0.0
Non-accrual loans	179	0.0	7	0.0	9	0.0	172	0.0	170	0.0
Loans past due three months or more	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0
Restructured loans	8,386	3.4	(540)	(0.0)	(1,073)	(0.1)	8,926	3.5	9,460	3.6

Total	8,572	3.5	(526)	(0.0)	(1,065)	(0.1)	9,099	3.6	9,638	3.7

Total loans	240,420	100.0	(9,061)		(19,834)		249,482	100.0	260,255	100.0

Banking Account + Trust Account	(Millions of yen, %)
	End-Sep.2010						End-Mar.2010		End-Sep.2009
	(A)	Ratio	(A-B)	Ratio	(A-C)	Ratio	(B)	Ratio	(C)	Ratio
Loans to borrowers in bankruptcy	14,910	0.1	632	0.0	(11,105)	(0.1)	14,278	0.1	26,016	0.2
Non-accrual loans	55,185	0.6	(24,632)	(0.2)	(46,231)	(0.4)	79,817	0.8	101,416	1.0
Loans past due three months or more	384	0.0	326	0.0	353	0.0	58	0.0	31	0.0
Restructured loans	39,824	0.4	13,993	0.1	23,566	0.2	25,831	0.2	16,257	0.1

Total	110,305	1.2	(9,679)	(0.0)	(33,416)	(0.3)	119,984	1.3	143,721	1.5

Total loans	9,108,364	100.0	(83,065)		(266,944)		9,191,430	100.0	9,375,309	100.0

Chuo Mitsui Trust Holdings, Inc.

<<Reference>> Risk-Monitored Loans by Type of Industry

CMTB, Non-consolidated

Banking Account + Trust Account	(Millions of yen, %)
	End-Sep.2010						End-Mar.2010		End-Sep.2009
	(A)	Ratio	(A-B)	Ratio	(A-C)	Ratio	(B)	Ratio	(C)	Ratio
Total domestic (excluding Japan offshore market account)	98,227	100.0	(12,029)	0.0	(39,122)	0.0	110,257	100.0	137,350	100.0
Manufacturing	4,464	4.5	1,965	2.2	(1,566)	0.1	2,498	2.2	6,031	4.3
Agriculture and forestry	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0
Fishery	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0
Mining and quarrying of stone and gravel	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0
Construction (A)	1,716	1.7	(709)	(0.4)	(1,818)	(0.8)	2,425	2.2	3,535	2.5
Electricity, gas, heat supply and water	231	0.2	—	0.0	(41)	0.0	231	0.2	272	0.1
Information and communications	3,288	3.3	(9)	0.3	6	0.9	3,297	2.9	3,282	2.3
Transport and postal activities	646	0.6	(1,003)	(0.8)	(1,398)	(0.8)	1,650	1.4	2,045	1.4
Wholesale and retail trade	3,602	3.6	(3,176)	(2.4)	(3,854)	(1.7)	6,778	6.1	7,457	5.4
Finance and insurance (B)	15,320	15.5	202	1.8	(647)	3.9	15,118	13.7	15,968	11.6
Real estate (C)	29,388	29.9	(15,023)	(10.3)	(34,747)	(16.7)	44,411	40.2	64,136	46.6
Goods rental and leasing	69	0.0	(19)	(0.0)	(19)	0.0	88	0.0	89	0.0
Local government	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0
Others	39,498	40.2	5,743	9.5	4,965	15.0	33,755	30.6	34,532	25.1
Japan offshore market account	253		(43)		(48)		296		301

Total	98,481		(12,072)		(39,171)		110,553		137,652

(A+B+C)	46,426	47.2	(15,530)	(8.9)	(37,213)	(13.6)	61,956	56.1	83,639	60.8

Chuo Mitsui Trust Holdings, Inc.

2. Allowance for Loan Losses

CMTB, Non-consolidated

Banking Account	(Millions of yen)
	End-Sep.2010			End-Mar.2010	End-Sep.2009
	(A)	(A-B)	(A-C)	(B)	(C)
General allowance for loan losses	22,741	(3,482)	(5,096)	26,223	27,837
Specific allowance for loan losses	16,273	(3,966)	(13,695)	20,239	29,968
Loan loss allowances for specific overseas countries	—	(56)	(75)	56	75
Total	39,014	(7,505)	(18,866)	46,519	57,881

Partial direct write-offs	25,192	(4,035)	(6,913)	29,227	32,106

Trust Account	(Millions of yen)
	End-Sep.2010			End-Mar.2010	End-Sep.2009
	(A)	(A-B)	(A-C)	(B)	(C)
Special allowance for loan trusts	1,739	(389)	(1,026)	2,129	2,766
Allowance for JOMT	37	(5)	(6)	43	44
Total	1,777	(395)	(1,033)	2,173	2,811
[Note] Principal guranteed trust account

Banking Account + Trust Account	(Millions of yen)
	End-Sep.2010			End-Mar.2010	End-Sep.2009
	(A)	(A-B)	(A-C)	(B)	(C)
Before partial direct write-offs	65,984	(11,935)	(26,813)	77,920	92,798
After partial direct write-offs	40,792	(7,900)	(19,900)	48,693	60,692
CMTH, Consolidated

Banking Account	(Millions of yen)
	End-Sep.2010			End-Mar.2010	End-Sep.2009
	(A)	(A-B)	(A-C)	(B)	(C)
General allowance for loan losses	26,338	(2,859)	(4,664)	29,197	31,002
Specific allowance for loan losses	20,400	(3,756)	(12,456)	24,156	32,856
Loan loss allowances for specific overseas countries	—	(56)	(75)	56	75
Total	46,739	(6,671)	(17,195)	53,410	63,934

Partial direct write-offs	28,200	(5,362)	(7,820)	33,562	36,020

Trust Account	(Millions of yen)
	End-Sep.2010			End-Mar.2010	End-Sep.2009
	(A)	(A-B)	(A-C)	(B)	(C)
Special allowance for loan trusts	1,739	(389)	(1,026)	2,129	2,766
Allowance for JOMT	37	(5)	(6)	43	44
Total	1,777	(395)	(1,033)	2,173	2,811
[Note] Principal guranteed trust account

Banking Account + Trust Account	(Millions of yen)
	End-Sep.2010			End-Mar.2010	End-Sep.2009
	(A)	(A-B)	(A-C)	(B)	(C)
Before partial direct write-offs	76,717	(12,428)	(26,048)	89,146	102,765
After partial direct write-offs	48,516	(7,066)	(18,228)	55,583	66,745

Chuo Mitsui Trust Holdings, Inc.

3. Allowance Ratio for Risk-Monitored Loans

CMTB, Non-consolidated

Before partial direct write-offs	(%)
	End-Sep.2010			End-Mar.2010 (B)	End-Sep.2009 (C)
	(A)	(A-B)	(A-C)
Banking account	56.0	(2.4)	(0.5)	58.4	56.5
Trust account	20.7	(3.1)	(8.4)	23.8	29.1

Total	53.5	(2.5)	(1.4)	56.1	55.0

After partial direct write-offs	(%)
	End-Sep.2010			End-Mar.2010 (B)	End-Sep.2009 (C)
	(A)	(A-B)	(A-C)
Banking account	43.3	(2.4)	(1.8)	45.8	45.2
Trust account	20.7	(3.1)	(8.4)	23.8	29.1

Total	41.4	(2.6)	(2.6)	44.0	44.0

CMTH, Consolidated

Before partial direct write-offs	(%)
	End-Sep.2010			End-Mar.2010 (B)	End-Sep.2009 (C)
	(A)	(A-B)	(A-C)
Banking account	57.9	(2.7)	(1.2)	60.6	59.1
Trust account	20.7	(3.1)	(8.4)	23.8	29.1

Total	55.5	(2.8)	(1.9)	58.4	57.5

After partial direct write-offs	(%)
	End-Sep.2010			End-Mar.2010 (B)	End-Sep.2009 (C)
	(A)	(A-B)	(A-C)
Banking account	45.9	(2.2)	(1.7)	48.1	47.6
Trust account	20.7	(3.1)	(8.4)	23.8	29.1

Total	43.9	(2.3)	(2.4)	46.3	46.4

Chuo Mitsui Trust Holdings, Inc.

4. Self-Assessment

CMTB, Non-consolidated	(Billions of yen, %)

Chuo Mitsui Trust Holdings, Inc.

5. Disclosure of Claims Classified under the Financial Revitalization Law

(1) Claims Classified under the Financial Revitalization Law and the Coverage

CMTB, Non-consolidated

Banking Account	(Millions of yen, %)
Amount of claims	End-Sep.2010						End-Mar.2010		End-Sep.2009
	(A)	Ratio	(A-B)	Ratio	(A-C)	Ratio	(B)	Ratio	(C)	Ratio
Claims under bankruptcy and virtual bankruptcy	21,847	0.2	1,993	0.0	(10,775)	(0.1)	19,854	0.2	32,623	0.3
Claims under high risk	45,675	0.5	(31,260)	(0.3)	(51,587)	(0.5)	76,935	0.8	97,262	1.0
Claims under close observation	23,698	0.2	11,332	0.1	17,476	0.1	12,366	0.1	6,222	0.0

Total non-performing claims	91,222	1.0	(17,934)	(0.1)	(44,886)	(0.4)	109,156	1.1	136,108	1.4

Normal claims	8,978,419	98.9	(40,051)	0.1	(207,221)	0.4	9,018,471	98.8	9,185,641	98.5
Other caution claims	351,555	3.8	(35,403)	(0.3)	(167,310)	(1.6)	386,958	4.2	518,866	5.5

Total claims	9,069,641	100.0	(57,985)		(252,108)		9,127,627	100.0	9,321,749	100.0

	(Millions of yen, %)
	End-Sep.2010						End-Mar.2010		End-Sep.2009
	(A)	Coverage ratio	(A-B)	Coverage ratio	(A-C)	Coverage ratio	(B)	Coverage ratio	(C)	Coverage ratio

Coverage ratio for non-performing claims		Allowance ratio		Allowance ratio		Allowance ratio		Allowance ratio		Allowance ratio
Total	75,096	82.3	(20,610)	(5.3)	(41,950)	(3.6)	95,706	87.6	117,046	85.9

Collateral and guarantees	55,877		(17,441)		(31,241)		73,318		87,119
Allowance for loan losses	19,218	54.3	(3,168)	(8.0)	(10,708)	(6.7)	22,387	62.4	29,927	61.0

Partial direct write-offs	25,192		(4,035)		(6,913)		29,227		32,106

Trust Account	(Millions of yen, %)
	End-Sep.2010						End-Mar.2010		End-Sep.2009
Amount of claims	(A)	Ratio	(A-B)	Ratio	(A-C)	Ratio	(B)	Ratio	(C)	Ratio
Claims under bankruptcy and virtual bankruptcy	27	0.0	18	0.0	20	0.0	9	0.0	6	0.0
Claims under high risk	157	0.0	(5)	0.0	(13)	(0.0)	163	0.0	170	0.0
Claims under close observation	8,386	3.4	(540)	(0.0)	(1,073)	(0.1)	8,926	3.5	9,460	3.6
Total non-performing claims	8,572	3.5	(526)	(0.0)	(1,065)	(0.1)	9,099	3.6	9,638	3.7
Normal claims	231,848	96.4	(8,534)	0.0	(18,768)	0.1	240,382	96.3	250,616	96.2
Other caution claims	100	0.0	—	0.0	(25)	(0.0)	100	0.0	125	0.0

Total claims	240,420	100.0	(9,061)		(19,834)		249,482	100.0	260,255	100.0

	(Millions of yen, %)
Coverage ratio for non-performing claims	End-Sep.2010						End-Mar.2010		End-Sep.2009
	(A)	Coverage ratio	(A-B)	Coverage ratio	(A-C)	Coverage ratio	(B)	Coverage ratio	(C)	Coverage ratio
Total	185	2.1	13	0.2	7	0.3	172	1.8	177	1.8
Collateral and guarantees	185		13		7		172		177

[Note 1]	CMTB establishes and maintains allowances for impairment of guaranteed trust principal of loan trusts and JOMTs in trust account. Coverage ratios taking into account of allowances are as follows:

	End-Sep.2010						End-Mar.2010		End-Sep.2009
	(A)	Coverage ratio	(A-B)	Coverage ratio	(A-C)	Coverage ratio	(B)	Coverage ratio	(C)	Coverage ratio
Allowances for impairment of guaranteed trust principals of loan trusts and JOMTs	1,777	22.9	(395)	(2.8)	(1,033)	(8.1)	2,173	25.7	2,811	31.0

[Note 2]	In trust account, claims under bankruptcy and virtual bankruptcy and claims under high risk are directly written off with same standard at banking account. Amount equivalent
	to direct write-offs and specific allowance for loan losses are as follows:

	91		(2)		(5)		94		97

Chuo Mitsui Trust Holdings, Inc.

Banking Account + Trust Account	(Millions of yen, %)
Amount of claims	End-Sep.2010						End-Mar.2010		End-Sep.2009
	(A)	Ratio	(A-B)	Ratio	(A-C)	Ratio	(B)	Ratio	(C)	Ratio
Claims under bankruptcy and virtual bankruptcy	21,875	0.2	2,011	0.0	(10,754)	(0.1)	19,863	0.2	32,630	0.3
Claims under high risk	45,833	0.4	(31,265)	(0.3)	(51,600)	(0.5)	77,098	0.8	97,433	1.0
Claims under close observation	32,085	0.3	10,792	0.1	16,402	0.1	21,293	0.2	15,683	0.1

Total non-performing claims	99,794	1.0	(18,461)	(0.1)	(45,952)	(0.4)	118,255	1.2	145,747	1.5

Normal claims	9,210,267	98.9	(48,586)	0.1	(225,990)	0.4	9,258,853	98.7	9,436,257	98.4
Other caution claims	351,655	3.7	(35,403)	(0.3)	(167,336)	(1.6)	387,058	4.1	518,991	5.4

Total claims	9,310,062	100.0	(67,047)		(271,942)		9,377,109	100.0	9,582,005	100.0

	(Millions of yen, %)
Coverage ratio for non-performing claims	End-Sep.2010						End-Mar.2010		End-Sep.2009
	(A)	Coverage ratio	(A-B)	Coverage ratio	(A-C)	Coverage ratio	(B)	Coverage ratio	(C)	Coverage ratio
Total	75,281	75.4	(20,597)	(5.6)	(41,942)	(4.9)	95,879	81.0	117,224	80.4

Collateral and guarantees	56,063		(17,428)		(31,233)		73,491		87,296
Allowance for loan losses	19,218		(3,168)		(10,708)		22,387		29,927

[Note]	Coverage ratio reserves for impairment of guaranteed trust principal of loan trusts and JOMTs in trust account is as follows:

		Coverage ratio		Coverage ratio		Coverage ratio		Coverage ratio		Coverage ratio
		77.2		(5.6)		(5.1)		82.9		82.3

CMTH, Consolidated

Banking account	(Millions of yen, %)
Amount of claims	End-Sep.2010						End-Mar.2010		End-Sep.2009
	(A)	Ratio	(A-B)	Ratio	(A-C)	Ratio	(B)	Ratio	(C)	Ratio
Claims under bankruptcy and virtual bankruptcy	23,912	0.2	1,009	0.0	(11,884)	(0.1)	22,903	0.2	35,796	0.3
Claims under high risk	47,356	0.5	(31,421)	(0.3)	(52,240)	(0.5)	78,777	0.8	99,597	1.0
Claims under close observation	31,822	0.3	14,860	0.1	24,993	0.2	16,962	0.1	6,828	0.0

Total non-performing claims	103,091	1.1	(15,551)	(0.1)	(39,131)	(0.3)	118,643	1.2	142,222	1.4

Normal claims	9,252,982	98.8	(76,476)	0.1	(282,041)	0.3	9,329,459	98.7	9,535,024	98.5

Total claims	9,356,074	100.0	(92,028)		(321,172)		9,448,102	100.0	9,677,247	100.0

	(Millions of yen, %)
Coverage ratio for non-performing claims	End-Sep.2010						End-Mar.2010		End-Sep.2009
	(A)	Coverage ratio	(A-B)	Coverage ratio	(A-C)	Coverage ratio	(B)	Coverage ratio	(C)	Coverage ratio

		Allowance ratio		Allowance ratio		Allowance ratio		Allowance ratio		Allowance ratio
Total	81,945	79.4	(20,087)	(6.5)	(39,342)	(5.7)	102,033	86.0	121,288	85.2

Collateral and guarantees	58,050		(17,467)		(30,414)		75,518		88,464
Allowance for loan losses	23,895	53.0	(2,620)	(8.4)	(8,928)	(8.0)	26,515	61.4	32,823	61.0

Partial direct write-offs	28,200		(5,362)		(7,820)		33,562		36,020

Trust account	(Millions of yen, %)
Amount of claims	End-Sep.2010						End-Mar.2010		End-Sep.2009
	(A)	Ratio	(A-B)	Ratio	(A-C)	Ratio	(B)	Ratio	(C)	Ratio
Claims under bankruptcy and virtual bankruptcy	27	0.0	18	0.0	20	0.0	9	0.0	6	0.0
Claims under high risk	157	0.0	(5)	0.0	(13)	(0.0)	163	0.0	170	0.0
Claims under close observation	8,386	3.4	(540)	(0.0)	(1,073)	(0.1)	8,926	3.5	9,460	3.6

Total non-performing claims	8,572	3.5	(526)	(0.0)	(1,065)	(0.1)	9,099	3.6	9,638	3.7

Normal claims	231,848	96.4	(8,534)	0.0	(18,768)	0.1	240,382	96.3	250,616	96.2

Total claims	240,420	100.0	(9,061)		(19,834)		249,482	100.0	260,255	100.0

	(Millions of yen, %)
Coverage ratio for non-performing claims	End-Sep.2010						End-Mar.2010		End-Sep.2009
	(A)	Coverage ratio	(A-B)	Coverage ratio	(A-C)	Coverage ratio	(B)	Coverage ratio	(C)	Coverage ratio
Total	185	2.1	13	0.2	7	0.3	172	1.8	177	1.8

Collateral and guarantees	185		13		7		172		177

Chuo Mitsui Trust Holdings, Inc.

Banking Account + Trust Account	(Millions of yen, %)
Amount of claims	End-Sep.2010						End-Mar.2010		End-Sep.2009
	(A)	Ratio	(A-B)	Ratio	(A-C)	Ratio	(B)	Ratio	(C)	Ratio
Claims under bankruptcy and virtual bankruptcy	23,939	0.2	1,027	0.0	(11,863)	(0.1)	22,912	0.2	35,803	0.3
Claims under high risk	47,514	0.4	(31,426)	(0.3)	(52,253)	(0.5)	78,941	0.8	99,768	1.0
Claims under close observation	40,209	0.4	14,320	0.1	23,920	0.2	25,889	0.2	16,289	0.1

Total non-performing claims	111,663	1.1	(16,078)	(0.1)	(40,197)	(0.3)	127,742	1.3	151,860	1.5

Normal claims	9,484,831	98.8	(85,011)	0.1	(300,810)	0.3	9,569,842	98.6	9,785,641	98.4

Total claims	9,596,495	100.0	(101,089)		(341,007)		9,697,585	100.0	9,937,502	100.0

	(Millions of yen, %)
Coverage ratio for non-performing claims	End-Sep.2010						End-Mar.2010		End-Sep.2009
	(A)	Coverage ratio	(A-B)	Coverage ratio	(A-C)	Coverage ratio	(B)	Coverage ratio	(C)	Coverage ratio
Total	82,131	73.5	(20,074)	(6.4)	(39,335)	(6.4)	102,205	80.0	121,466	79.9

Collateral and guarantees	58,236		(17,454)		(30,406)		75,690		88,642
Allowance for loan losses	23,895		(2,620)		(8,928)		26,515		32,823

(2) Coverage and Coverage Ratio etc. by Borrower Classification [Note]

[Note] Coverage for each borrower classification is a sum of coverage by collateral and guarantees and allowances for loan losses

CMTB, Non-consolidated

Banking Account	(Millions of yen, %)
Coverage, Coverage ratio and Allowance ratio	End-Sep.2010						End-Mar.2010		End-Sep.2009
	(A)	Coverage ratio	(A-B)	Coverage ratio	(A-C)	Coverage ratio	(B)	Coverage ratio	(C)	Coverage ratio
		Allowance ratio		Allowance ratio		Allowance ratio		Allowance ratio		Allowance ratio
Claims under bankruptcy and virtual bankruptcy	21,847	100.0	1,993	0.0	(10,775)	0.0	19,854	100.0	32,623	100.0
Collateral and guarantees	10,820		(769)		(14,759)		11,590		25,579
Allowance for loan losses	11,027	100.0	2,763	0.0	3,983	0.0	8,264	100.0	7,044	100.0
Claims under high risk	40,156	87.9	(30,795)	(4.3)	(41,040)	4.4	70,951	92.2	81,197	83.4
Collateral and guarantees	34,910		(24,065)		(24,450)		58,976		59,360
Allowance for loan losses	5,245	48.7	(6,729)	(17.9)	(16,590)	(8.8)	11,975	66.6	21,836	57.6
Claims under close observation	13,092	55.2	8,191	15.6	9,866	3.4	4,900	39.6	3,225	51.8
Collateral and guarantees	10,146		7,394		7,967		2,752		2,178
Allowance for loan losses	2,945	21.7	797	(0.6)	1,898	(4.1)	2,147	22.3	1,047	25.8

Trust Account	(Millions of yen, %)
Coverage, Coverage ratio	End-Sep.2010						End-Mar.2010		End-Sep.2009
	(A)	Ratio	(A-B)	Ratio	(A-C)	Ratio	(B)	Ratio	(C)	Ratio
Claims under bankruptcy and virtual bankruptcy	27	100.0	18	0.0	20	0.0	9	100.0	6	100.0
Collateral and guarantees	27		18		20		9		6
Claims under high risk	157	100.0	(5)	0.0	(13)	0.0	163	100.0	170	100.0
Collateral and guarantees	157		(5)		(13)		163		170
Claims under close observation	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0
Collateral and guarantees	—		—		—		—		—

Banking Account + Trust Account	(Millions of yen, %)
Coverage and Coverage ratio	End-Sep.2010						End-Mar.2010		End-Sep.2009
	(A)	Ratio	(A-B)	Ratio	(A-C)	Ratio	(B)	Ratio	(C)	Ratio
Claims under bankruptcy and virtual bankruptcy	21,875	100.0	2,011	0.0	(10,754)	0.0	19,863	100.0	32,630	100.0
Collateral and guarantees	10,848		(751)		(14,738)		11,599		25,586
Allowance for loan losses	11,027		2,763		3,983		8,264		7,044
Claims under high risk	40,314	87.9	(30,800)	(4.2)	(41,053)	4.4	71,114	92.2	81,368	83.5
Collateral and guarantees	35,068		(24,071)		(24,463)		59,139		59,531
Allowance for loan losses	5,245		(6,729)		(16,590)		11,975		21,836
Claims under close observation	13,092	40.8	8,191	17.7	9,866	20.2	4,900	23.0	3,225	20.5
Collateral and guarantees	10,146		7,394		7,967		2,752		2,178
Allowance for loan losses	2,945		797		1,898		2,147		1,047

Chuo Mitsui Trust Holdings, Inc.

<Reference> Claims Classified under the Financial Revitalization Law by Type of Industry

CMTB, Non-consolidated

Banking Account + Trust Account	(Millions of yen, %)
	End-Sep.2010						End-Mar.2010		End-Sep.2009
	(A)	Ratio	(A-B)	Ratio	(A-C)	Ratio	(B)	Ratio	(C)	Ratio
Total domestic (excluding Japan offshore market account)	99,541	100.0	(18,418)	0.0	(45,903)	0.0	117,959	100.0	145,445	100.0
Manufacturing	4,464	4.4	1,965	2.3	(2,302)	(0.1)	2,498	2.1	6,767	4.6
Agriculture and forestry	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0
Fishery	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0
Mining and quarrying of stone and gravel	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0
Construction (A)	1,716	1.7	(709)	(0.3)	(1,818)	(0.7)	2,425	2.0	3,535	2.4
Electricity, gas, heat supply and water	231	0.2	—	0.0	(41)	0.0	231	0.1	272	0.1
Information and communications	3,288	3.3	(9)	0.5	6	1.0	3,297	2.7	3,282	2.2
Transport and postal activities	646	0.6	(1,003)	(0.7)	(1,398)	(0.7)	1,650	1.3	2,045	1.4
Wholesale and retail trade	3,652	3.6	(3,318)	(2.2)	(4,136)	(1.6)	6,970	5.9	7,788	5.3
Finance and insurance (B)	15,320	15.3	202	2.5	(647)	4.4	15,118	12.8	15,968	10.9
Real estate (C)	29,775	29.9	(21,169)	(13.2)	(39,818)	(17.9)	50,945	43.1	69,594	47.8
Goods rental and leasing	69	0.0	(19)	(0.0)	(19)	0.0	88	0.0	89	0.0
Local government	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0
Others	40,375	40.5	5,643	11.1	4,272	15.7	34,732	29.4	36,102	24.8
Japan offshore market account	253		(43)		(48)		296		301

Total	99,794		(18,461)		(45,952)		118,255		145,747

(A+B+C)	46,813	47.0	(21,676)	(11.0)	(42,285)	(14.2)	68,489	58.0	89,098	61.2

Chuo Mitsui Trust Holdings, Inc.

6. Allowance Ratio by General Allowances

CMTB, Non-consolidated

Banking Account	(%)
	End-Sep.2010			End-Mar.2010 (B)	End-Sep.2009 (C)
	(A)	(A-B)	(A-C)
Claims against close observation borrowers	11.93	(5.35)	(4.57)	17.29	16.50
<Against uncovered portion>	<21.89>	<(0.50)>	<(5.48)>	<22.40>	<27.38>
Claims against caution borrowers other than close observation borrowers	1.43	(0.27)	(0.16)	1.70	1.60
<Against uncovered portion>	<3.50>	<(0.45)>	<0.03>	<3.96>	<3.47>
Claims against normal borrowers	0.16	(0.03)	(0.03)	0.19	0.20

7. Disposal of Non-Performing Claims

CMTB, Non-consolidated / CMTH, Consolidated	(Millions of yen)
	CMTB, Non-consolidated			CMTH, Consolidated
	1H FY2010		1H FY2009 (B)	1H FY2010		1H FY2009 (D)
	(A)	(A-B)		(C)	(C-D)
Write-off of loans	877	(4,652)	5,529	1,735	(5,631)	7,366
Losses on sales of loans	—	(1)	1	—	(1)	1
Debt forgiveness (losses on financial assistance)	—	—	—	—	—	—
Provision of specific allowance for loan losses	(3,444)	(7,798)	4,353	(2,899)	(7,738)	4,838
Provision of allowance for loan losses for specific countries	(56)	(105)	49	(56)	(105)	49
Banking a/c credit costs (A)	(2,622)	(12,556)	9,933	(1,220)	(13,476)	12,255
Write-off of loans	—	(59)	59	—	(59)	59
Losses on sales of loans	—	(2,208)	2,208	—	(2,208)	2,208
Debt forgiveness (losses on financial assistance)	—	—	—	—	—	—
Trust a/c credit costs (B)	—	(2,268)	2,268	—	(2,268)	2,268
Subtotal (A + B)	(2,622)	(14,824)	12,202	(1,220)	(15,744)	14,523
Provision (reversal) of general allowance for loan losses (C)	(3,482)	(2,304)	(1,178)	(2,859)	(2,117)	(741)
Credit costs (A + B + C)	(6,105)	(17,129)	11,023	(4,080)	(17,862)	13,782

Chuo Mitsui Trust Holdings, Inc.

8. Progress in Off-Balancing of Non-Performing Claims (Banking Account +Trust Account)

CMTB, Non-consolidated

(1) Historical trend of non-performing claims and description by period of emergence

Balance of claims under high risk or under bankruptcy and virtual bankruptcy	(Billions of yen)
	End-Sep.2007	End-Mar.2008	End-Sep.2008	End-Mar.2009	End-Sep.2009	End-Mar.2010	End-Sep.2010	Change
Claims under bankruptcy and virtual bankruptcy	14.3	15.7	41.8	36.6	32.6	19.8	21.8	2.0
Claims under high risk	62.7	60.3	74.8	85.7	97.4	77.0	45.8	(31.2)

Total	77.0	76.0	116.6	122.3	130.0	96.9	67.7	(29.2)

	End-Sep.2007	End-Mar.2008	End-Sep.2008	End-Mar.2009	End-Sep.2009	End-Mar.2010	End-Sep.2010	Change
 Claims emerged prior to 1H FY2007
Claims under bankruptcy and virtual bankruptcy	14.3	8.3	6.4	5.1	3.9	3.3	3.6	0.3
Claims under high risk	62.7	50.6	37.1	32.2	24.9	22.0	17.3	(4.6)

Total	77.0	58.9	43.6	37.3	28.9	25.4	21.0	(4.3)

‚ Claims emerged during 2H.FY2007
Claims under bankruptcy and virtual bankruptcy		7.3	1.7	1.7	0.8	0.4	0.4	0.0
Claims under high risk		9.7	7.7	3.4	2.4	2.2	1.4	(0.8)

Total		17.1	9.4	5.1	3.2	2.7	1.9	(0.7)

ƒ Claims emerged during 1H.FY2008
Claims under bankruptcy and virtual bankruptcy			33.5	21.7	19.9	6.3	5.8	(0.4)
Claims under high risk			29.9	17.9	9.4	17.6	3.7	(13.9)

Total			63.4	39.6	29.3	23.9	9.5	(14.3)

„ Claims emerged during 2H.FY2008
Claims under bankruptcy and virtual bankruptcy				8.0	4.3	2.3	0.7	(1.5)
Claims under high risk				32.0	28.1	8.7	5.2	(3.4)

Total				40.1	32.5	11.0	5.9	(5.0)

… Claims emerged during 1H.FY2009
Claims under bankruptcy and virtual bankruptcy					3.5	5.3	7.4	2.0
Claims under high risk					32.4	16.5	9.5	(7.0)

Total					35.9	21.9	16.9	(4.9)

† Claims emerged during 2H.FY2009
Claims under bankruptcy and virtual bankruptcy						2.1	2.2	0.1
Claims under high risk						9.8	3.2	(6.6)

Total						11.9	5.4	(6.4)

‡ Claims emerged during 1H.FY2010
Claims under bankruptcy and virtual bankruptcy							1.5
Claims under high risk							5.2

Total							6.7

Chuo Mitsui Trust Holdings, Inc.

(2) Description of off-balancing in 1H.FY2010

 Result of off-balancing

		(Billions of yen)
		Prior to 1H.FY2007	2H.FY2007	1H.FY2008	2H.FY2008	1H.FY2009	2H.FY2009	1H.FY2010
Disposition by borrowers’ liquidation	(minus)	0.1	0.0	0.2	0.6	0.0	0.0	—
Reconstructive disposition	(minus)	—	—	0.5	0.2	1.3	—	—
Improvement in debtors’ performance due to reconstructive disposition	(minus)	—	—	—	—	—	—	—
Loan sales to market	(minus)	0.0	0.0	0.1	0.4	0.1	0.0	0.0
Direct write-offs	(minus)	(0.2)	(0.0)	(0.2)	(1.1)	(1.6)	0.1	0.1
Others	(minus)	4.3	0.7	13.6	4.8	4.9	6.2	0.7
Collection/repayment, etc.	(minus)	1.7	0.4	0.5	1.6	2.1	5.3	0.5
Improvement in debtors’ performance	(minus)	2.6	0.3	13.1	3.2	2.8	0.8	0.2

Total	(minus)	4.3	0.7	14.3	5.0	4.9	6.4	0.9

‚ Amount of outstanding non-performing claims which is in progress for off-balacing

		(Billions of yen)
		Prior to 1H.FY2007	2H.FY2007	1H.FY2008	2H.FY2008	1H.FY2009	2H.FY2009	1H.FY2010
Legal liquidation	(minus)	0.4	0.0	5.4	1.0	6.8	0.9	0.3
Quasi-legal liquidation	(minus)	—	—	—	—	—	—	—
Split-off of problem claims	(minus)	—	—	—	—	—	—	—
Partial write-off of small balance claims	(minus)	2.2	0.2	0.2	0.1	0.0	0.0	—
Entrusted to the RCC	(minus)	—	—	—	—	—	—	—

Total	(minus)	2.6	0.2	5.7	1.1	6.9	1.0	0.3

(3) Accumulated amount of off-balancing and degree of progress

	(Billions of yen)
	Prior to 1H.FY2007	2H.FY2007	1H.FY2008	2H.FY2008	1H.FY2009	2H.FY2009	1H.FY2010	Total
Amount of claims emerged	1,576.9	17.1	63.4	40.1	35.9	11.9	6.7	1,752.4
Accumulated amount of off-balancing	1,555.8	15.2	53.9	34.1	19.0	6.4		1,684.7
Degrees of progress	98.7%	88.9%	84.9%	85.1%	52.9%	54.4%

Accumulated amount of off-balancing includes of which is in progress for off-balancing	1,558.5	15.5	59.7	35.3	25.9	7.5		1,702.5
Degrees of progress	98.8%	90.6%	94.0%	87.9%	72.1%	62.8%

Chuo Mitsui Trust Holdings, Inc.

9. Loans by Type of Industry

(1) Breakdown of Loans by Type of Industry

CMTB, Non-consolidated

Banking Account + Trust Account	(Millions of yen, %)
	End-Sep.2010						End-Mar.2010		End-Sep.2009
	(A)	Ratio	(A-B)	Ratio	(A-C)	Ratio	(B)	Ratio	(C)	Ratio
Total domestic excluding Japan offshore market account	9,106,168	100.0	(82,254)	0.0	(264,377)	0.0	9,188,423	100.0	9,370,545	100.0
Manufacturing	911,495	10.0	11,566	0.2	(30,571)	(0.0)	899,929	9.7	942,066	10.0
Agriculture and forestry	338	0.0	(22)	(0.0)	(47)	(0.0)	361	0.0	385	0.0
Fishery	—	0.0	—	0.0	(0)	(0.0)	—	0.0	0	0.0
Mining and quarrying of stone and gravel	738	0.0	(26)	(0.0)	(1,120)	(0.0)	764	0.0	1,859	0.0
Construction (A)	72,983	0.8	(10,424)	(0.1)	(25,661)	(0.2)	83,407	0.9	98,644	1.0
Electricity, gas, heat supply and water	182,994	2.0	14,598	0.1	20,566	0.2	168,395	1.8	162,428	1.7
Information and communications	40,043	0.4	(341)	0.0	(2,073)	(0.0)	40,385	0.4	42,116	0.4
Transport and postal activities	559,406	6.1	(19,963)	(0.1)	(29,518)	(0.1)	579,369	6.3	588,924	6.2
Wholesale and retail trade	461,271	5.0	10,234	0.1	3,104	0.1	451,036	4.9	458,167	4.8
Finance and insurance (B)	1,729,153	18.9	60,419	0.8	107,189	1.6	1,668,734	18.1	1,621,964	17.3
Real estate (C)	1,280,711	14.0	(84,120)	(0.7)	(257,695)	(2.3)	1,364,832	14.8	1,538,407	16.4
Goods rental and leasing	149,320	1.6	(23,038)	(0.2)	(65,151)	(0.6)	172,358	1.8	214,471	2.2
Local government	10,934	0.1	4,985	0.0	4,970	0.0	5,949	0.0	5,963	0.0
Others	3,706,776	40.7	(46,122)	(0.1)	11,632	1.2	3,752,899	40.8	3,695,143	39.4
Japan offshore market account	4,576		(687)		(2,009)		5,263		6,586

Total	9,110,744		(82,942)		(266,387)		9,193,686		9,377,132

(A+B+C)	3,082,849	33.8	(34,125)	(0.0)	(176,167)	(0.9)	3,116,974	33.9	3,259,016	34.7

<Reference> Consumer finance companies and nonbank financial institutions	(Millions of yen, %)
Finance and insurance	1,729,153	18.9	60,419	0.8	107,189	1.6	1,668,734	18.1	1,621,964	17.3
Consumer finance companies and nonbank financial institutions [Note1]	128,311	1.4	5,392	0.0	596	0.0	122,919	1.3	127,715	1.3
Consumer finance companies [Note2]	11,910	0.1	89	0.0	(2,041)	(0.0)	11,821	0.1	13,952	0.1

[Note 1]	Loan providers that apply interest rates in excess of the upper limit set by the Interest Rate Restriction Law (“Gray Zone” Interest Rates) (consumer finance companies, sales finance companies, credit card companies, etc.)
[Note 2]	Loan providers whose consumer loan balance exceeds 50% of total loan balance and whose unsecured loan balance (excluding residential) accounts for the highest proportion of consumer loan balance (excludes credit card companies and sales finance companies)

(2) Loans to Individuals, Housing Loans

CMTB, Non-consolidated

Banking Account + Trust Account	(Millions of yen)
	End-Sep.2010			End-Mar.2010	End-Sep.2009
	(A)	(A-B)	(A-C)	(B)	(C)
Loans to individuals	3,610,844	(49,409)	2,189	3,660,253	3,608,655
Housing loans	3,301,496	(29,765)	43,571	3,331,261	3,257,925

[Note] Securities Report basis

(3) Loans to Small and Medium Enterprises

CMTB, Non-consolidated

Banking Account + Trust Account	(Millions of yen)
	End-Sep.2010			End-Mar.2010	End-Sep.2009
	(A)	(A-B)	(A-C)	(B)	(C)
Loans to Small and Medium Enterprises	6,389,532	11,224	(26,849)	6,378,308	6,416,381

[Note] Securities Report basis

Chuo Mitsui Trust Holdings, Inc.

10. Claims by Countries

(1) Claims to specific overseas countries

CMTB, Non-consolidated	(Millions of yen, Number of countries)
	End-Sep.2010			End-Mar.2010	End-Sep.2009
	(A)	(A-B)	(A-C)	(B)	(C)
Balance of Claims	—	(806)	(1,002)	806	1,002
Number of countries	—	(1)	(1)	1	1

(2) Claims by region

CMTB, Non-consolidated	(Millions of yen)
	End-Sep.2010			End-Mar.2010	End-Sep.2009
	(A)	(A-B)	(A-C)	(B)	(C)
Asia	60,585	514	18,118	60,070	42,466
Of which risk-monitored claims	253	(43)	(48)	296	301
Central and South America	3,298	(614)	(738)	3,913	4,037
Of which risk-monitored claims	—	—	—	—	—

Chuo Mitsui Trust Holdings, Inc.

11. Deposits and Loans

(1) Balance of Deposits and Loans

CMTB, Non-consolidated		(Millions of yen)
			End-Sep.2010			End-Mar.2010	End-Sep.2009
			(A)	(A-B)	(A-C)	(B)	(C)
Banking	Deposit	Ending balance	8,975,044	152,873	193,129	8,822,170	8,781,915
		Average balance	8,821,266	208,263	285,412	8,613,003	8,535,853
	Loans	Ending balance	8,865,057	(73,717)	(246,265)	8,938,774	9,111,322
		Average balance	7,980,521	(173,345)	(119,749)	8,153,866	8,100,271
Money Trust ø	Principals	Ending balance	932,804	(91,969)	(152,770)	1,024,773	1,085,575
		Average balance	984,608	(96,764)	(122,712)	1,081,372	1,107,321
	Loans	Ending balance	236,015	(6,247)	(15,254)	242,262	251,270
		Average balance	237,831	(11,644)	(15,357)	249,475	253,188
Loan Trust ø	Principals	Ending balance	282,557	(74,521)	(157,174)	357,078	439,731
		Average balance	318,930	(122,619)	(163,479)	441,550	482,410
	Loans	Ending balance	—	—	—	—	—
		Average balance	—	(20,958)	(41,801)	20,958	41,801
Trust ø	Principals	Ending balance	1,215,361	(166,490)	(309,945)	1,381,852	1,525,307
		Average balance	1,303,539	(219,383)	(286,192)	1,522,923	1,589,731
	Loans	Ending balance	236,015	(6,247)	(15,254)	242,262	251,270
		Average balance	237,831	(32,602)	(57,159)	270,433	294,990
Total	Deposit & Principals	Ending balance	10,190,406	(13,616)	(116,816)	10,204,023	10,307,223
		Average balance	10,124,805	(11,120)	(779)	10,135,926	10,125,585
	Loans	Ending balance	9,101,072	(79,964)	(261,520)	9,181,037	9,362,593
		Average balance	8,218,353	(205,947)	(176,908)	8,424,300	8,395,261

ø	Trust account with principal guarantee agreement

(2) Breakdown of Deposits by Type of Depositor

CMTB, Non-consolidated Banking Account	(Million of yen, %)
	End-Sep.2010						End-Mar.2010		End-Sep.2009
	(A)	Ratio	(A-B)	Ratio	(A-C)	Ratio	(B)	Ratio	(C)	Ratio
Individual	7,177,676	79.9	178,196	0.6	498,782	3.8	6,999,480	79.3	6,678,893	76.1
Time deposit	6,280,068	69.9	122,104	0.1	427,687	3.3	6,157,964	69.8	5,852,380	66.6
Ordinary deposit	888,978	9.9	56,161	0.4	70,478	0.5	832,816	9.4	818,499	9.3
Checking deposit	240	0.0	(61)	(0.0)	(95)	(0.0)	302	0.0	336	0.0
Notice deposit	4	0.0	(1)	(0.0)	(1)	(0.0)	5	0.0	5	0.0
Foreign currency deposit	3,185	0.0	(97)	(0.0)	33	(0.0)	3,283	0.0	3,151	0.0
Other	5,199	0.0	90	0.0	679	0.0	5,108	0.0	4,520	0.0
Corporate	1,569,404	17.4	(13,493)	(0.4)	(211,235)	(2.7)	1,582,897	17.9	1,780,640	20.2
Time deposit	1,131,101	12.6	38,748	0.2	(165,046)	(2.1)	1,092,353	12.3	1,296,147	14.7
Ordinary deposit	331,739	3.6	(6,706)	(0.1)	(7,666)	(0.1)	338,446	3.8	339,406	3.8
Checking deposit	73,298	0.8	(38,666)	(0.4)	(32,766)	(0.3)	111,965	1.2	106,065	1.2
Notice deposit	14,954	0.1	(6,554)	(0.0)	(5,899)	(0.0)	21,509	0.2	20,854	0.2
Foreign currency deposit	4,985	0.0	83	(0.0)	451	0.0	4,902	0.0	4,534	0.0
Other	13,323	0.1	(397)	(0.0)	(308)	(0.0)	13,720	0.1	13,632	0.1
Other	225,211	2.5	(9,046)	(0.1)	(91,710)	(1.1)	234,257	2.6	316,922	3.6
Time deposit	198,629	2.2	(10,253)	(0.1)	(86,250)	(1.0)	208,882	2.3	284,879	3.2
Ordinary deposit	5,111	0.0	(389)	(0.0)	486	0.0	5,500	0.0	4,624	0.0
Checking deposit	1,894	0.0	(248)	(0.0)	(280)	(0.0)	2,142	0.0	2,174	0.0
Notice deposit	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0
Foreign currency deposit	12	0.0	(40)	(0.0)	2	0.0	53	0.0	9	0.0
Other	19,563	0.2	1,884	0.0	(5,669)	(0.0)	17,679	0.2	25,232	0.2
Total	8,972,292	100.0	155,656	0.0	195,836	0.0	8,816,635	100.0	8,776,455	100.0
Time deposit	7,609,799	84.8	150,599	0.2	176,391	0.1	7,459,199	84.6	7,433,408	84.6
Ordinary deposit	1,225,829	13.6	49,065	0.3	63,298	0.4	1,176,763	13.3	1,162,530	13.2
Checking deposit	75,433	0.8	(38,976)	(0.4)	(33,142)	(0.3)	114,409	1.2	108,576	1.2
Notice deposit	14,958	0.1	(6,555)	(0.0)	(5,900)	(0.0)	21,514	0.2	20,859	0.2
Foreign currency deposit	8,184	0.0	(54)	(0.0)	488	0.0	8,238	0.0	7,695	0.0
Other	38,086	0.4	1,578	0.0	(5,299)	(0.0)	36,508	0.4	43,385	0.4

(Note) Excludes Japan offshore market account

Chuo Mitsui Trust Holdings, Inc.

III Outlook for FY2010

(1) CMTH, Non-consolidated

	(Billions of yen)
		FY2010			FY2009
	No.	1H FY2010 Actual	Outlook [Note]	Change from FY2009
Operating income	1	20.5	22.0	8.3	13.6
Operating profit	2	15.2	12.0	8.8	3.1
Ordinary profit	3	13.3	10.0	7.7	2.2
Net income	4	13.0	9.0	6.1	2.8
Dividends per share: Common stock	5	4.00 yen	8.00 yen	—	8.00 yen

(2) CMTH, Consolidated

	(Billions of yen)
	No.	FY2010			FY2009
		1H FY2010 Actual	Outlook [Note]	Change from FY2009
Ordinary income	6	179.2	360.0	(5.5)	365.5
Ordinary profit	7	50.1	90.0	6.5	83.4
Net income	8	32.0	50.0	3.1	46.8

(3) CMTB+CMAB, Non-consolidated

	(Billions of yen)
	No.	FY2010			FY2009
		1H FY2010 Actual	Outlook [Note]	Change from FY2009
Pre-provision profit	9	59.3	115.0	6.0	108.9
Ordinary profit	10	48.1	90.0	4.9	85.0
Net income	11	36.4	60.0	2.3	57.6

Credit costs (minus)	12	(6.1)	10.0	2.4	7.5

<Reference>

CMTB, Non-consolidated	(Billions of yen)
	No.	FY2010			FY2009
		1H FY2010 Actual	Outlook [Note]	Change from FY2009
Pre-provision profit	13	52.1	98.0	5.1	92.8
Ordinary profit	14	42.3	75.0	3.0	71.9
Net income	15	33.0	51.0	1.1	49.8

Credit costs (minus)	16	(6.1)	10.0	2.4	7.5

CMAB, Non-consolidated	(Billions of yen)
	No.	FY2010			FY2009
		1H FY2010 Actual	Outlook [Note]	Change from FY2009
Pre-provision profit	17	7.1	17.0	0.8	16.1
Ordinary profit	18	5.8	15.0	1.8	13.1
Net income	19	3.3	9.0	1.2	7.7

[Note] There are no changes in outlook which was previously announced on May 14, 2010.

Chuo Mitsui Trust Holdings, Inc.

<Appendix> Financial Statements of Two Bank Subsidiaries

1. Summary of Business Results for First Half FY2010

	(Millions of yen)
	CMTB, Non-consolidated				CMAB, Non-consolidated
	1H FY2010	Change	1H FY2009	FY2009	1H FY2010	Change	1H FY2009	FY2009
				(Reference)				(Reference)
Ordinary Income	149,578	(2,389)	151,967	306,260	21,406	(445)	21,852	44,087
Ordinary Profit	42,321	13,062	29,259	71,934	5,877	(1,000)	6,878	13,145
Net Income	33,090	12,373	20,717	49,863	3,327	(764)	4,092	7,787
Number of Common Stock Outstanding at the End of the Period (Thousand Shares)	2,595,958	—	2,595,958	2,595,958	600	—	600	600
Average Number of Common Stock Outstanding During the Period (thousand Shares)	2,595,958	605,416	1,990,541	2,292,420	600	—	600	600
Net Income per Common Share (yen)	12.74	2.33	10.40	21.75	5,545.27	(1,274.90)	6,820.17	12,978.93
Total Assets	13,809,614	(1,099,987)	14,909,601	14,481,460	143,430	(4,728)	148,158	140,313
Net Assets	743,954	33,256	710,697	732,030	38,578	(482)	39,061	42,747
Net Capital Ratio	5.3%	0.6%	4.7%	5.0%	26.8%	0.5%	26.3%	30.4%
Net Capital per Common Share (yen)	286.58	12.81	273.77	281.98	64,297.90	(804.41)	65,102.31	71,245.17

[Notes] Formulas for calculating ratios are as follows:
Net income per common share
Net income - Total dividends on preferred stock
Average number of common stock outstanding during the periodø

Net capital per common share
Net capital - Preferred stock - Total dividends on preferred stock
Number of common stock outstanding at the end of the periodø

ø	excluding treasury stock

Chuo Mitsui Trust Holdings, Inc.

(The Chuo Mitsui Trust and Banking Company, Limited)

2. Financial Statements

The Chuo Mitsui Trust and Banking Company, Limited

Non-consolidated Balance Sheets

	(Millions of yen)
Items	End-Sep.2010 (A)	End-Sep.2009 (B)	Change (A-B)	End-Mar.2010 (Summary)(C)	Change (A-C)
ASSETS
Cash and due from banks	208,557	231,136	(22,579)	245,874	(37,316)
Call loans	—	—	—	6,512	(6,512)
Receivables under securities borrowing transactions	11,938	5,932	6,006	1,521	10,417
Monetary claims bought	97,510	107,741	(10,230)	98,818	(1,307)
Trading Assets	18,929	22,747	(3,817)	22,778	(3,848)
Money held in trust	—	2,500	(2,500)	—	—
Securities	4,041,835	4,862,672	(820,836)	4,494,557	(452,721)
Loans and bills discounted	8,865,057	9,111,322	(246,265)	8,938,774	(73,717)
Foreign exchanges	716	745	(29)	767	(50)
Other assets	299,535	308,628	(9,093)	410,641	(111,105)
Tangible fixed assets	100,005	100,371	(365)	99,887	117
Intangible fixed assets	19,556	17,513	2,042	19,311	244
Deferred tax assets	133,006	150,455	(17,449)	140,434	(7,428)
Customers’ liabilities for acceptances and guarantees	51,979	45,715	6,264	48,101	3,877
Allowance for loan losses	(39,014)	(57,881)	18,866	(46,519)	7,505

Total assets	13,809,614	14,909,601	(1,099,987)	14,481,460	(671,845)

Liabilities
Deposits	8,975,044	8,781,915	193,129	8,822,170	152,873
Negotiable certificates of deposit	323,170	643,900	(320,730)	362,190	(39,020)
Call money	178,493	229,050	(50,557)	217,161	(38,668)
Payables under repurchase agreements	—	255,326	(255,326)	—	—
Payables under securities lending transactions	1,638,268	1,354,655	283,613	1,702,697	(64,429)
Trading liabilities	8,538	7,228	1,309	7,911	626
Borrowed money	445,874	1,352,004	(906,130)	1,217,246	(771,372)
Foreign exchanges	—	—	—	21	(21)
Bonds payable	227,741	219,992	7,748	234,750	(7,009)
Due to trust accounts	873,256	1,113,645	(240,388)	995,612	(122,356)
Other liabilities	327,941	181,631	146,309	127,070	200,870
Provision for bonuses	2,011	2,013	(1)	2,050	(39)
Provision for directors’ retirement benefits	640	781	(141)	875	(235)
Provision for contingent losses	12,701	11,045	1,655	11,567	1,133
Acceptances and guarantees	51,979	45,715	6,264	48,101	3,877

Total liabilities	13,065,660	14,198,904	(1,133,244)	13,749,429	(683,769)

Net assets
Capital stock	399,697	399,697	—	399,697	—
Capital surplus	149,011	149,011	—	149,011	—
Legal capital surplus	149,011	149,011	—	149,011	—
Retained earnings	200,789	148,053	52,735	177,199	23,589
Legal retained earnings	47,908	46,008	1,900	46,008	1,900
Other retained earnings	152,880	102,045	50,835	131,191	21,689
Retained earnings brought forward	152,880	102,045	50,835	131,191	21,689
Shareholders’ equity	749,498	696,763	52,735	725,909	23,589
Valuation difference on available-for-sale securities	6,347	29,288	(22,941)	19,762	(13,414)
Deferred gains or losses on hedges	3,639	177	3,462	1,891	1,748
Revalution reserve for land	(15,532)	(15,532)	—	(15,532)	—
Valuation and translation adjustments	(5,544)	13,934	(19,478)	6,121	(11,666)
Total net assets	743,954	710,697	33,256	732,030	11,923

Total liabilities and net assets	13,809,614	14,909,601	(1,099,987)	14,481,460	(671,845)

[Note] Amounts less than one million yen are rounded down

Chuo Mitsui Trust Holdings, Inc.

(The Chuo Mitsui Trust and Banking Company, Limited)

The Chuo Mitsui Trust and Banking Company, Limited

Non-consolidated Statements of Income

	(Millions of yen)
Items	1H FY2010 (A)	1H FY2009 (B)	Change (A-B)	FY2009 (Summary)
Ordinary income	149,578	151,967	(2,389)	306,260

Trust fees	5,871	9,111	(3,240)	15,713
Interest income	80,093	90,815	(10,721)	180,444
Interest on loans and discounts	54,332	61,772	(7,439)	121,276
Interest and dividends on securities	23,041	27,640	(4,599)	55,265
Fees and commissions	32,841	28,592	4,248	59,136
Trading income	1,494	926	568	2,592
Other ordinary income	23,567	15,002	8,564	27,505
Other income	5,709	7,518	(1,809)	20,868
Ordinary expenses	107,256	122,708	(15,451)	234,325
Interest expenses	30,731	35,684	(4,953)	68,881
Interest on deposits	21,064	22,901	(1,836)	45,065
Fees and commissions	7,376	7,599	(223)	15,571
Trading expenses	40	—	40	—
Other ordinary expenses	4,852	3,355	1,497	8,318
General and administrative expenses	54,516	58,764	(4,247)	117,473
Other expenses	9,739	17,305	(7,565)	24,080
Ordinary profit	42,321	29,259	13,062	71,934
Extraordinary income	8,053	1,510	6,542	3,443
Extraordinary loss	2,203	57	2,145	731
Income before income taxes	48,171	30,712	17,459	74,647
Income taxes-current	80	94	(13)	183
Income taxes-deferred	15,000	9,900	5,100	24,600
Total income taxes	15,080	9,994	5,086	24,783

Net income	33,090	20,717	12,373	49,863

[Note] Amounts less than one million yen are rounded down

Chuo Mitsui Trust Holdings, Inc.

(The Chuo Mitsui Trust and Banking Company, Limited)

The Chuo Mitsui Trust and Banking Company, Limited

Statements of Trust Account (Non-consolidated)

	(Millions of yen)
Items	End-Sep.2010 (A)	End-Sep.2009 (B)	Change (A-B)	End-Mar.2010 (C)	Change (A-C)
Loans and bills discounted	245,687	265,809	(20,121)	254,912	(9,224)
Securities	3,284	3,372	(88)	3,392	(108)
Beneficial rights of trust	87	402	(315)	107	(19)
Securities held in custody accounts	122	136	(14)	123	(1)
Money claims	210	264	(53)	236	(26)
Tangible fixed assets	5,140,247	5,389,944	(249,696)	5,334,660	(194,413)
Intangible fixed assets	30,977	26,973	4,003	26,982	3,994
Other claims	35,938	37,643	(1,704)	37,588	(1,649)
Loans to banking account	873,256	1,113,645	(240,388)	995,612	(122,356)
Cash and due from banks	189,886	204,470	(14,584)	198,314	(8,428)

Total assets	6,519,698	7,042,662	(522,963)	6,851,932	(332,233)

Money trusts	802,136	906,819	(104,683)	858,784	(56,648)
Property formation benefit trusts	13,076	13,474	(397)	13,657	(581)
Loan trusts	285,041	439,439	(154,398)	358,777	(73,736)
Money entrusted, other than money trusts	239	262	(23)	253	(14)
Securities trusts	127	141	(14)	128	(0)
Money claim trusts	1,120	1,198	(78)	1,168	(48)
Land and fixtures trusts	76,144	76,393	(249)	75,951	193
Composite trusts	5,341,773	5,604,899	(263,125)	5,543,168	(201,395)
Other trusts	40	33	7	42	(2)

Total liabilities	6,519,698	7,042,662	(522,963)	6,851,932	(332,233)

Breakdown of trust a/c with principal guarantee agreement (including trust which is re-trusted for investing the trust properties)

<Money Trust>	(Millions of yen)	<Loan Trust>	(Millions of yen)
Items	End-Sep.2010	Items	End-Sep.2010
Loans and bills discounted	236,015	Loans and bills discounted	—
Securities	—	Securities	482
Others	696,807	Others	285,973

Total assets	932,823	Total assets	286,456

Principal	932,804	Principal	282,557
Allowances for JOMT	37	Allowances for loan trust	1,739
Others	(19)	Others	2,158

Total liabilities	932,823	Total liabilities	286,456

[Note] Amounts less than one million yen are rounded down

Chuo Mitsui Trust Holdings, Inc.

(The Chuo Mitsui Trust and Banking Company, Limited)

The Chuo Mitsui Trust and Banking Company, Limited

Comparison of major items (Non-consolidated)

	(Millions of yen)
Items	End-Sep.2010 (A)	End-Sep.2009 (B)	Change (A-B)	End-Mar.2010 (C)	Change (A-C)
Total funds	10,398,468	10,785,549	(387,080)	10,415,580	(17,112)
Deposits	8,975,044	8,781,915	193,129	8,822,170	152,873
Negotiable certificates of deposit	323,170	643,900	(320,730)	362,190	(39,020)
Money trusts	802,136	906,819	(104,683)	858,784	(56,648)
Property formation benefit trusts	13,076	13,474	(397)	13,657	(581)
Loan trusts	285,041	439,439	(154,398)	358,777	(73,736)
Loans and bills discounted	9,110,744	9,377,132	(266,387)	9,193,686	(82,942)
Banking account	8,865,057	9,111,322	(246,265)	8,938,774	(73,717)
Trust account	245,687	265,809	(20,121)	254,912	(9,224)
Securities	4,045,120	4,866,045	(820,924)	4,497,950	(452,830)
Banking account	4,041,835	4,862,672	(820,836)	4,494,557	(452,721)
Trust account	3,284	3,372	(88)	3,392	(108)

[Note] Amounts less than one million yen are rounded down

Chuo Mitsui Trust Holdings, Inc.

(The Chuo Mitsui Trust and Banking Company, Limited)

The Chuo Mitsui Trust and Banking Company, Limited

Consolidated Balance Sheets

	(Millions of yen)
Items	End-Sep.2010 (A)	End-Sep.2009 (B)	Change (A-B)	End-Mar.2010 (Summary)(C)	Change (A-C)
ASSETS
Cash and due from banks	212,046	235,617	(23,570)	249,857	(37,810)
Call loans and bills bought	5,056	3,565	1,491	9,884	(4,828)
Receivables under securities borrowing transactions	11,938	5,932	6,006	1,521	10,417
Monetary claims bought	97,510	107,741	(10,230)	98,818	(1,307)
Trading Assets	18,929	22,747	(3,817)	22,778	(3,848)
Money held in trust	2,270	4,762	(2,492)	2,234	35
Securities	3,954,870	4,790,158	(835,288)	4,414,926	(460,056)
Loans and bills discounted	8,867,944	9,115,054	(247,109)	8,941,948	(74,004)
Foreign exchanges	716	745	(29)	767	(50)
Other assets	300,951	310,333	(9,382)	412,807	(111,855)
Tangible fixed assets	124,733	125,706	(972)	125,162	(428)
Intangible fixed assets	27,292	25,875	1,417	27,361	(68)
Deferred tax assets	140,521	157,230	(16,708)	147,841	(7,319)
Customers’ liabilities for acceptances and guarantees	352,067	419,395	(67,327)	384,117	(32,049)
Allowance for loan losses	(46,700)	(63,893)	17,192	(53,370)	6,670

Total assets	14,070,149	15,260,971	(1,190,822)	14,786,655	(716,506)

Liabilities
Deposits	8,937,502	8,727,574	209,928	8,765,290	172,212
Negotiable certificates of deposit	303,170	643,900	(340,730)	362,190	(59,020)
Call money and bills sold	178,493	229,050	(50,557)	217,161	(38,668)
Payables under repurchase agreements	—	255,326	(255,326)	—	—
Payables under securities lending transactions	1,638,268	1,354,655	283,613	1,702,697	(64,429)
Trading liabilities	8,538	7,228	1,309	7,911	626
Borrowed money	445,874	1,352,004	(906,130)	1,217,246	(771,372)
Foreign exchanges	—	—	—	21	(21)
Bonds payable	227,741	219,992	7,748	234,750	(7,009)
Due to trust accounts	873,256	1,113,645	(240,388)	995,612	(122,356)
Other liabilities	362,001	218,107	143,893	163,570	198,430
Provision for bonuses	2,607	2,586	20	2,643	(35)
Provision for retirement benefits	1,623	1,562	61	1,592	31
Provision for directors’ retirement benefits	872	999	(126)	1,115	(242)
Provision for contingent losses	13,230	11,459	1,770	12,022	1,208
Deferred tax liabilities	3,304	6,964	(3,659)	5,345	(2,040)
Acceptances and guarantees	352,067	419,395	(67,327)	384,117	(32,049)

Total liabilities	13,348,552	14,564,452	(1,215,899)	14,073,289	(724,736)

Net assets
Capital stock	399,697	399,697	—	399,697	—
Capital surplus	149,011	149,011	—	149,011	—
Retained earnings	166,183	114,757	51,425	142,334	23,848
Shareholders’ equity	714,892	663,466	51,425	691,044	23,848
Valuation difference on available-for-sale securities	17,710	47,368	(29,658)	34,968	(17,257)
Deferred gains or losses on hedges	3,639	177	3,462	1,891	1,748
Revalution reserve for land	(15,532)	(15,532)	—	(15,532)	—
Foreign currency translation adjustments	(2,002)	(1,464)	(537)	(1,738)	(264)
Valuation and translation adjustments	3,814	30,548	(26,733)	19,588	(15,773)
Minority interests	2,888	2,504	384	2,733	155
Total net assets	721,596	696,519	25,076	713,366	8,229

Total liabilities and net assets	14,070,149	15,260,971	(1,190,822)	14,786,655	(716,506)

[Note] Amounts less than one million yen are rounded down

Chuo Mitsui Trust Holdings, Inc.

(The Chuo Mitsui Trust and Banking Company, Limited)

The Chuo Mitsui Trust and Banking Company, Limited

Consolidated Statements of Income

	(Millions of yen)
Items	1H FY2010 (A)	1H FY2009 (B)	Change (A-B)	FY2009 (Summary)
Ordinary income	157,517	160,088	(2,570)	321,395

Trust fees	5,871	9,111	(3,240)	15,713
Interest income	80,979	91,595	(10,615)	181,389
Interest on loans and discounts	54,658	62,187	(7,529)	122,029
Interest and dividends on securities	23,559	27,947	(4,387)	55,379
Fees and commissions	38,584	34,441	4,142	70,922
Trading income	1,494	926	568	2,592
Other ordinary income	23,567	15,002	8,565	27,505
Other income	7,020	9,011	(1,991)	23,273

Ordinary expenses	112,810	131,629	(18,818)	250,007

Interest expenses	30,711	35,638	(4,926)	68,800
Interest on deposits	21,039	22,850	(1,810)	44,974
Fees and commissions	5,367	5,240	126	11,677
Trading expenses	40	—	40	—
Other ordinary expenses	4,852	3,355	1,497	8,318
General and administrative expenses	58,524	63,669	(5,145)	126,184
Other expenses	13,313	23,725	(10,411)	35,026

Ordinary profit	44,707	28,459	16,247	71,388

Extraordinary income	7,502	1,913	5,589	2,579
Extraordinary loss	2,532	201	2,331	1,097

Income before income taxes	49,677	30,171	19,505	72,869
Income taxes-current	957	718	238	1,618
Income taxes-deferred	15,166	9,561	5,604	23,668

Total income taxes	16,123	10,280	5,843	25,287

Net income before minority interests	33,553	19,891	13,662	47,582
Minority interests in income	204	(58)	262	54

Net income	33,349	19,950	13,399	47,527

[Note] Amounts less than one million yen are rounded down

Chuo Mitsui Trust Holdings, Inc.

(Chuo Mitsui Asset Trust and Banking Company, Limited)

Chuo Mitsui Asset Trust and Banking Company, Limited

Non-consolidated Balance Sheets

	(Millions of yen)
Items	End-Sep.2010 (A)	End-Sep.2009 (B)	Change (A-B)	End-Mar.2010 (Summary)(C)	Change (A-C)
ASSETS
Cash and due from banks	17,918	20,994	(3,076)	12,851	5,067
Securities	89,186	89,180	5	89,185	1
Other assets	29,432	32,271	(2,839)	31,631	(2,199)
Tangible fixed assets	669	570	99	679	(9)
Intangible fixed assets	3,675	3,324	350	3,711	(36)
Deferred tax assets	2,547	1,816	731	2,254	293

Total assets	143,430	148,158	(4,728)	140,313	3,116

Liabilities
Deposits	59	70	(11)	96	(37)
Call money	96,000	100,000	(4,000)	89,000	7,000
Other liabilities	8,252	8,523	(270)	7,944	307
Provision for bonuses	373	365	8	367	6
Provision for directors’ retirement benefits	165	137	27	158	7

Total liabilities	104,851	109,096	(4,245)	97,566	7,284

Net assets
Capital stock	11,000	11,000	—	11,000	—
Capital surplus	21,246	21,246	—	21,246	—
Legal capital surplus	21,246	21,246	—	21,246	—
Retained earnings	6,334	6,812	(477)	10,507	(4,172)
Other retained earnings	6,334	6,812	(477)	10,507	(4,172)
Retained earnings brought forward	6,334	6,812	(477)	10,507	(4,172)
Shareholders’ equity	38,580	39,058	(477)	42,753	(4,172)
Valuation difference on available-for-sale securities	(2)	3	(5)	(6)	4
Valuation and translation adjustments	(2)	3	(5)	(6)	4
Total net assets	38,578	39,061	(482)	42,747	(4,168)

Total liabilities and net assets	143,430	148,158	(4,728)	140,313	3,116

[Note] Amounts less than one million yen are rounded down

Chuo Mitsui Trust Holdings, Inc.

(Chuo Mitsui Asset Trust and Banking Company, Limited)

Chuo Mitsui Asset Trust and Banking Company, Limited

Non-consolidated Statements of Income

	(Millions of yen)
Items	1H FY2010 (A)	1H FY2009 (B)	Change (A)-(B)	FY2009 (Summary)
Ordinary income	21,406	21,852	(445)	44,087

Trust fees	17,514	17,443	70	35,186
Interest income	59	112	(53)	198
Interest and dividends on securities	55	106	(50)	187
Fees and commissions	3,810	4,279	(468)	8,662
Other income	22	16	6	39
Ordinary expenses	15,529	14,973	555	30,942
Interest expenses	54	86	(32)	151
Fees and commissions	6,521	5,533	987	11,885
General and administrative expenses	8,946	9,333	(387)	18,845
Other expenses	7	20	(12)	59
Ordinary profit	5,877	6,878	(1,000)	13,145
Extraordinary loss	292	0	291	51
Income before income taxes	5,585	6,877	(1,292)	13,093
Income taxes-current	2,554	3,342	(788)	6,294
Income taxes-deferred	(296)	(557)	260	(988)
Total income taxes	2,258	2,785	(527)	5,306

Net income	3,327	4,092	(764)	7,787

[Note] Amounts less than one million yen are rounded down

Chuo Mitsui Trust Holdings, Inc.

(Chuo Mitsui Asset Trust and Banking Company, Limited)

Chuo Mitsui Asset Trust and Banking Company, Limited

Statements of Trust Account (Non-consolidated)

	(Millions of yen)
Items	End-Sep.2010 (A)	End-Sep.2009 (B)	Change (A-B)	End-Mar.2010 (C)	Change (A-C)
Securities	78,193	80,241	(2,048)	79,217	(1,024)
Beneficial rights of trust	29,636,421	27,068,941	2,567,479	29,356,043	280,378
Money claims	1,496,317	1,438,178	58,138	1,528,621	(32,303)
Cash and due from banks	20,743	20,498	245	19,326	1,417

Total assets	31,231,676	28,607,860	2,623,815	30,983,208	248,467

Money trusts	8,504,380	8,808,549	(304,168)	8,594,372	(89,992)
Pension trusts	6,643,151	6,591,218	51,932	6,749,433	(106,281)
Investment trusts	11,642,896	8,915,356	2,727,539	11,222,499	420,396
Money entrusted, other than money trusts	342,431	373,041	(30,609)	342,769	(338)
Securities trusts	1,432,372	1,347,931	84,440	1,369,227	63,144
Money claim trusts	1,516,501	1,458,012	58,489	1,547,335	(30,833)
Composite trusts	1,149,942	1,113,750	36,192	1,157,571	(7,628)

Total liabilities	31,231,676	28,607,860	2,623,815	30,983,208	248,467

[Note] Amounts less than one million yen are rounded down

Chuo Mitsui Asset Trust and Banking Company, Limited

Comparison of major items (Non-consolidated)

	(Millions of yen)
Items	End-Sep.2010 (A)	End-Sep.2009 (B)	Change (A-B)	End-Mar.2010 (C)	Change (A-C)
Total funds	15,147,591	15,399,838	(252,247)	15,343,902	(196,310)
Deposits	59	70	(11)	96	(37)
Money trusts	8,504,380	8,808,549	(304,168)	8,594,372	(89,992)
Pension trusts	6,643,151	6,591,218	51,932	6,749,433	(106,281)

Securities	167,379	169,422	(2,042)	168,402	(1,022)
Banking account	89,186	89,180	5	89,185	1
Trust account	78,193	80,241	(2,048)	79,217	(1,024)

[Note] Amounts less than one million yen are rounded down